  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2003
                                                     REGISTRATION NO. 333-108813
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       Post-Effective Amendment to
                                FORM S-3/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          INVERESK RESEARCH GROUP, INC.
             (Exact name of registrant as specified in its charter)
                                    11000 WESTON PARKWAY
            DELAWARE                     SUITE 100              43-1955097
 (State or other jurisdiction of      CARY, NC 27513         (I.R.S. Employer
 incorporation or organization)       (919) 460-9005        Identification No.)
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------
                               DR. WALTER S. NIMMO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              11000 WESTON PARKWAY
                                    SUITE 100
                                 CARY, NC 27513
                                 (919) 460-9005
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------
                                   Copies to:
                                  JOHN A. HEALY
                                KARL A. ROESSNER
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time or at one time after the effective date of this registration statement as the registrant shall determine.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              SUBJECT TO COMPLETION
                          DATED OCTOBER 30, 2003

PROSPECTUS

                          [INVERESK RESEARCH NEW LOGO]

                        12,000,000 SHARES OF COMMON STOCK

This prospectus relates to the public offering of 12,000,000 shares of our common stock, 1,500,000 of which shares may be offered from time to time by us and 10,500,000 of which shares may be offered from time to time by the selling stockholders listed under "Selling Stockholders." We and the selling stockholders may offer the shares in amounts, at prices and on terms to be set forth in one or more prospectus supplements. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

We and the selling stockholders may sell these securities to or through underwriters, dealers or agents or directly to investors.

We will provide specific terms of each issuance of these securities in supplements to this prospectus. This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you decide to invest.

Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "IRGI."

SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         Prospectus dated     , 2003

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY..............................................................................................    2

RISK FACTORS....................................................................................................    6

USE OF PROCEEDS.................................................................................................   14

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA..................................................................   15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........................   18

BUSINESS........................................................................................................   34

SELLING STOCKHOLDERS............................................................................................   50

PLAN OF DISTRIBUTION............................................................................................   52

LEGAL MATTERS...................................................................................................   54

EXPERTS.........................................................................................................   54

WHERE YOU CAN FIND MORE INFORMATION.............................................................................   55

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.................................................................   56

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere.

         When used in this prospectus, the terms "believe," "anticipate," "estimate," "expect," "seek," "intend," "could," "will," "predict," "plan," "potential," "continue," and "may" or other similar terminology, or the negative of these terms, are generally intended to identify "forward-looking statements." Our forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. We discuss these factors in more detail elsewhere in this prospectus, including under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of these forward-looking statements.

                               PROSPECTUS SUMMARY

         While this summary highlights what we believe is the most important information contained in this prospectus, you should read carefully this entire prospectus, especially the section "Risk Factors" and our financial statements and the notes to those statements incorporated by reference into this prospectus and any prospectus supplement, for a more complete understanding of our business and of any offering that may be made using this prospectus. Unless otherwise indicated, all references to "Inveresk Research," "Inveresk Research Group," "we," "us" and "our" refer to Inveresk Research Group, Inc. and its consolidated subsidiaries.

                                   THE COMPANY

THE SECURITIES WE MAY OFFER

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under the shelf registration process, we and some or all of the stockholders named below under "Selling Stockholders" may offer and sell from time to time up to an aggregate of 12,000,000 shares of our common stock.

         Each time we or the selling stockholders offer shares, we will provide you with a prospectus supplement that will describe the number of shares being offered, the price per share and certain other information. The prospectus supplement may also add to, update or change the information contained in this prospectus.

OUR BUSINESS

         We are a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries. Through our pre-clinical and clinical business segments, we offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. We are one of a small number of drug development services companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. Our client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. We completed our initial public offering of common stock in July 2002.

         Below is a summary of our financial results in 2002, adjusted to reflect the impact of certain charges recorded in the first and second quarters of 2002 which we do not expect to recur. We believe this non-GAAP adjusted financial data more clearly reflects our underlying financial and operational performance and provides a more appropriate basis for comparison (i) to historical and future financial performance, and (ii) to the reported results of comparable businesses.

                                                            YEAR ENDED                      YEAR ENDED
                                                        DECEMBER 31, 2002                DECEMBER 31, 2002
                                                             REPORTED       ADJUSTMENT       ADJUSTED
                                                        -----------------   ----------   -----------------
                                                                       (Dollars in thousands)
Net service revenue...................................    $     222,462     $       --      $   222,462
Income (loss) from operations.........................           (8,972)        54,565           45,593
Net income (loss).....................................          (28,009)        54,565           26,556

         The adjustment to our reported 2002 financial results set forth above comprises: (i) a non-cash charge of $4.5 million arising from the amendment and exercise of an employee's stock options; (ii) a non-cash compensation charge of $48.5 million incurred at the time of our initial public offering in respect of stock options and other equity-based compensation arrangements; and (iii) a $1.5 million charge for stamp duty taxes in respect of the change of our ultimate parent company that we completed shortly before and in connection with our initial public offering. Our 2002 net income (loss) is also net of $13.7 million of interest expense.

         During the six months ended June 30, 2003 our business generated net service revenue of $124.7 million, income from operations of $21.5 million and net income of $17.5 million. Income from operations and net income were both net of $0.7 million of expenses incurred in respect of a withdrawn stock offering.

         PRE-CLINICAL. Our pre-clinical development business was established over 35 years ago, employs approximately 1,800 people and operates from two principal facilities, one located in Tranent, Scotland and the other in Montreal, Canada. This business segment provides pre-clinical safety and pharmacology evaluation and laboratory sciences services (including clinical support services). In 2002 and for the six months ended June 30, 2003, our pre-clinical business segment generated net service revenue of $142.2 million and $78.6 million, respectively, and income from operations of $43.5 million and $21.0 million, respectively. Based upon net service revenue, we estimate that we are the third largest provider of pre-clinical safety evaluation services in the world. Our pre-clinical business has a diverse client base, with no single client representing more than 7.5% of our net service revenue in 2002. More than 85% of the 2002 net service revenue from our pre-clinical business was generated from repeat clients.

         We anticipate continued growth in demand for our pre-clinical development services. During 2001, 2002 and the six months ended June 30, 2003 we invested over $32 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to make significant additional investments in both facilities during the remainder of 2003 and in 2004. We expect to fund this expansion primarily with cash generated from our operations.

         CLINICAL. Our clinical development business was established in 1988 and operates from 15 facilities located across the United States and Europe, employing approximately 750 people. This business segment conducts Phase I clinical trials and provides Phase II-IV clinical trials management services (including medical data sciences services and regulatory support). In 2002 and for the six months ended June 30, 2003, our clinical development business segment generated net service revenue of $80.3 million and $46.2 million, respectively, and income from operations of $9.0 million and $5.1 million, respectively. Our 62-bed clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years. The global infrastructure of our clinical development business permits us to offer our clients multi-country Phase II-IV clinical trials, as well as smaller single-country projects.

CORPORATE HISTORY AND INITIAL PUBLIC OFFERING

         Prior to 1999 we operated as a division of SGS Societe Generale de Surveillance SA. In September 1999 we were acquired in a management buyout supported by Candover Investments PLC. As a result of that transaction, Candover Investments PLC and certain of its affiliated entities became our principal stockholders and Inveresk Research Group Limited, a newly created Scottish company, became the ultimate holding company for the Inveresk Research group of companies. In April 2001 we acquired a Nasdaq-traded company, ClinTrials Research Inc., for $115.1 million, net of cash acquired of $5.7 million. ClinTrials provided drug development services, with significant pre-clinical operations in Canada and clinical operations primarily in the United States and Europe. We subsequently implemented a major restructuring of ClinTrials' clinical business and, since the time we acquired it, its profitability has improved significantly.

         On June 25, 2002 we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of Inveresk Research Group Limited (our former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company) and all of the holders of options to purchase shares of Inveresk Research Group Limited exchanged those options for options to purchase shares of common stock of Inveresk Research Group, Inc. With the exception of the incurrence of U.K. stamp duty charges of $1.545 million, this transaction had no impact on our consolidated assets or liabilities.

         On July 3, 2002, we completed our initial public offering of 12 million shares of common stock, at a price of $13 per share. At the same time, we put in place a new bank credit facility. The net proceeds from the offering, together with drawings under the bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. As a result, our aggregate outstanding indebtedness was reduced from approximately $223 million to approximately $74 million.

         On July 29, 2003 we completed our acquisition of PharmaResearch Corporation, a provider of Phase II-IV clinical trials management services based in the United States and with offices in the United Kingdom, France and

Spain. In 2002 PharmaResearch Corporation generated net service revenue of $40.6 million and income from operations of $4.8 million. We acquired PharmaResearch Corporation for $37.1 million, net of cash acquired. At the same time we entered into a new $150 million bank credit facility to fund the acquisition of PharmaResearch Corporation and to repay all the outstanding principal and interest under our former bank credit facility.

INDUSTRY BACKGROUND AND INDUSTRY TRENDS

         Every drug must undergo extensive evaluation and regulatory review to determine that it has the required quality and is both safe and effective for its intended purpose. Discovery and development of new drugs is a lengthy and complex process and is becoming increasingly expensive. The Tufts Center for the Study of Drug Development estimates the current average cost to develop an approved drug to be $897 million, more than three times the estimated cost in 1987.

         Most pharmaceutical and biotechnology companies depend on the development of a steady succession of new drugs for their future profitability. Accordingly, these companies invest extensively in the research and development of new drugs. There are major risks associated with the research and development process, given the high cost of developing new drugs and the significant possibility that a drug candidate will not succeed. Pharmaceutical and biotechnology companies are seeking in many cases to manage these risks by pursuing the parallel development of multiple compounds with similar potential applications (to mitigate the risk of product failure), while at the same time pursuing strategies to contain costs. Further, since the profitability of a drug is greatest while it enjoys market exclusivity, pharmaceutical and biotechnology companies continually seek ways to shorten the time from drug discovery to marketing.

         In response to these trends, pharmaceutical companies are increasingly relying on independent drug development services companies, such as Inveresk Research, to supplement their internal drug development activities. The greater role of biotechnology and specialty pharmaceutical companies in the drug discovery and development area has also increased demand for the services of independent drug development services companies, like Inveresk Research, particularly because they often do not have the expertise or capital to build the internal capability required to undertake pre-clinical and clinical development of their drug candidates.

         According to Frost & Sullivan, the pharmaceutical and biotechnology industries spent approximately $50.6 billion on global research and development in 2001, of which approximately $9.8 billion is estimated to be outsourced to providers of drug development services. We believe that the needs of pharmaceutical and biotechnology companies for outsourced drug development services will continue to increase, based on the following trends:

     -   demand for new drugs based on changing population demographics;

     - escalating research and development expenditures by pharmaceutical companies;

     -   the growth of the biotechnology industry;

     - the emergence of new research and development technologies such as genomics and proteomics;

     - the need for improved productivity making outsourcing attractive as a cost-effective alternative to in-house development activities;

     - the increasingly complex and demanding regulatory environment requiring extensive expertise in drug development services and regulatory affairs; and

     - globalization of clinical research requiring drug development expertise across global markets.

OUR STRATEGY

         We believe the increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our pre-clinical and clinical businesses profitably. Our strategy is to build upon our core pre-clinical and clinical development expertise and to further our reputation as a provider of a comprehensive range of high quality, value-added drug development services. Our aim is to become the leading research and development partner to the pharmaceutical and biotechnology industries. We anticipate achieving this strategy primarily through:

     - continuing to invest in our pre-clinical facilities in Tranent and Montreal to provide us with greater capacity to meet anticipated increases in demand for our pre-clinical development services;

     - maintaining and enhancing the ability of our Phase I clinical operations in Edinburgh to provide high quality, value-added services while leveraging its experience and expertise in seeking to expand these services geographically;

     - continuing to position our Phase II-IV clinical development business as a provider of higher value-added services; and

     - further leveraging the cross-selling opportunities between our two business segments.

         We intend to implement our growth strategy in part by making acquisitions of other companies or businesses, to the extent we are able to do so on terms we find appropriate. On July 29, 2003, we completed our acquisition of PharmaResearch Corporation, a U.S.-based drug development services company focused on providing Phase II-IV clinical trials support services, principally in the areas of respiratory and infectious diseases. The acquisition of PharmaResearch has allowed us to increase significantly the scale and service capabilities of our North American clinical development operations and has expanded our client roster in that sector. We intend to seek to augment further our pre-clinical and clinical development capabilities and market share by making additional strategic acquisitions to the extent appropriate opportunities become available. Our ability to complete future acquisitions of significant size may depend on our ability to raise additional capital on satisfactory terms.

         We believe our approach to acquisitions is a disciplined one that seeks to focus on businesses that are a sound strategic fit and that offer the prospect of enhancing stockholder value. From time to time we appraise acquisition opportunities that satisfy these criteria.

OUR HEADQUARTERS AND WEBSITES

         Our headquarters are located at 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513. Our telephone number is (919) 460-9005. We maintain sites on the World Wide Web at www.inveresk.com and www.ctbr.com; however, the information found on our websites is not a part of this prospectus.

                                  RISK FACTORS

         An investment in the common stock offered by this prospectus and any prospectus supplement involves a substantial risk of loss. You should carefully consider the risks described below and the other information contained in, or incorporated by reference in, this prospectus and any prospectus supplement, including our financial statements and the related notes, before you purchase any of our shares of common stock. Additional risks and uncertainties, including those generally affecting the market in which we operate or that we currently deem immaterial, may also impair our business. If any such risks actually materialize, our business, financial condition and operating results could be adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

                          RISKS RELATED TO OUR BUSINESS

WE COULD BE ADVERSELY AFFECTED IF THE COMPANIES IN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES TO WHOM WE OFFER OUR SERVICES REDUCE THEIR RESEARCH AND DEVELOPMENT ACTIVITIES OR REDUCE THE EXTENT TO WHICH THEY OUTSOURCE PRE-CLINICAL AND CLINICAL DEVELOPMENT.

         We are a global provider of drug development services to pharmaceutical and biotechnology clients. As such, our ability to grow and win new business is dependent upon the ability and willingness of companies in the pharmaceutical and biotechnology industries to continue to spend on research and development at rates close to or at historical levels and to outsource the services we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. For example, we have benefited to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource both small and large pre-clinical and clinical development projects. Any general downturn in the pharmaceutical or biotechnology industries, any reduction in research and development spending by companies in these industries or any expansion of their in-house development capabilities could have a material adverse effect on our business, financial condition and operating results.

WE COULD BE ADVERSELY AFFECTED BY CHANGES IN GOVERNMENT REGULATIONS.

         The process for approval of a drug candidate is subject to strict government regulation, especially in North America, Europe and Japan. Any material changes in government regulations, whether involving a relaxation or a strengthening of regulation, could adversely affect us. A relaxation in regulatory requirements or the introduction of simplified drug approval procedures, for instance, could have a material adverse effect on the demand for our services, which could adversely affect our business, financial condition and operating results. At the same time, an increase in regulatory requirements could require us to change the manner in which we conduct our operations or could require us to incur significant capital expenditures in order to effect those changes. Other changes in governmental regulations could result in a change in the type and amount of capital expenditures required to conduct our business and as a result could have a material adverse effect on our business, financial condition and operating results.

OUR EXPOSURE TO EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         We derived approximately 84% of our consolidated net service revenue in 2002 from our operations outside of the United States, primarily from our operations in Canada and the United Kingdom, where significant amounts of our revenues and expenses are recorded in local (non-U.S.) currency. Our financial statements are presented in U.S. dollars. Accordingly, changes in currency exchange rates, particularly between the pound sterling, the Canadian dollar and the U.S. dollar, will cause fluctuations in our reported financial results, which fluctuations could be material.

         In addition, our contracts with our clients are frequently denominated in currencies other than the currency in which we incur expenses related to those contracts. This is particularly the case with respect to our Canadian operations, where our contracts generally provide for invoicing clients in U.S. dollars but our expenses are generally incurred in Canadian dollars. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations.

WE COULD BE ADVERSELY AFFECTED BY TAX LAW CHANGES IN THE UNITED KINGDOM OR
CANADA.

         Our operations in the United Kingdom and Canada currently benefit from favorable corporate tax arrangements. We receive substantial tax credits in Canada from both the Canadian federal and Quebec governments and we benefit from tax credits and accelerated tax depreciation allowances in the United Kingdom. Any reduction in the availability or amount of these tax credits or allowances would be likely to have a material adverse effect on our profits and cash flow from either or both of our Canadian and United Kingdom operations.

THE PERCENTAGE OF OUR INCOME THAT WE RESERVE FOR THE PAYMENT OF TAXES MAY FLUCTUATE SIGNIFICANTLY FROM PERIOD TO PERIOD.

         We receive research and development tax credits in Canada and the United Kingdom. The size of these tax credits is dependent upon the amount of qualifying costs incurred in these jurisdictions and therefore the tax credits are not a constant percentage of our income before taxes. In addition, we expect to receive tax deductions equal to the gains made by United Kingdom employees on exercise of their stock options. These deductions will arise at the time of exercise of the options and will depend on the market price of our stock at the time of exercise. Because of these factors, our provision for income taxes expressed as a percentage of income before income taxes may fluctuate significantly from period to period.

OUR QUARTERLY OPERATING RESULTS MAY VARY, WHICH COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         Certain of our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results from operations. In addition, typically we generate a disproportionate amount of our net service revenue during the last three quarters of our fiscal year. We believe this results from the budgeting cycles of our pharmaceutical company clients, many of whom use the initial part of their fiscal year to establish their objectives for the year. Because we generate a large proportion of our revenue from services provided on the basis of an hourly recovery charge, our net service revenue in any period is directly related to the number of employees and the number of billable hours worked during that period. Our results of operations in any quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and nature of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, changes in the scope of our agreements with clients, employee hiring, holiday patterns, severe weather conditions, exchange rate fluctuations and other factors. We may also, in any given quarter, be required to make U.K. National Insurance contributions in connection with the exercise by certain of our U.K. resident employees of options issued prior to our initial public offering. We have only limited ability to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of the health of our business or of future results. Nonetheless, fluctuations in our quarterly operating results could negatively affect the market price of our common stock.

WE DEPEND ON OUR SENIOR MANAGEMENT TEAM, AND THE LOSS OF ANY MEMBER OF THE TEAM MAY ADVERSELY AFFECT OUR BUSINESS.

         We believe our success will depend on the continued employment of our senior management team. If one or more members of our senior management team were unable or unwilling to continue in their present positions, those persons could be difficult to replace and our business could be harmed. If any of our key employees were to join a competitor or to form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our senior management or key employees.

IF WE ARE UNABLE TO RECRUIT AND RETAIN QUALIFIED PERSONNEL WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS AND REMAIN COMPETITIVE.

         Because of the specialized scientific nature of our business, we are highly dependent, in both our pre-clinical and clinical operations, upon qualified scientific, technical and managerial personnel. There is intense competition for qualified personnel in the pharmaceutical and biotechnology fields. Therefore, although traditionally we have experienced a relatively low turnover in our staff, in the future we may not be able to attract and retain the qualified personnel necessary for the conduct and further development of our businesses. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, could have a material adverse effect on our ability to expand our businesses and remain competitive in the industries in which we participate.

IF WE ARE UNABLE TO ATTRACT SUITABLE PARTICIPANTS FOR THE CLINICAL TRIALS OF OUR CLIENTS, OUR CLINICAL DEVELOPMENT BUSINESS MAY SUFFER.

         One clinical development business is dependent upon our ability to recruit participants for the clinical trials we are managing. These clinical trials rely upon the ready accessibility and willing participation of volunteer subjects. These subjects generally include volunteers from the communities in which the studies are conducted. Although to date these communities have provided a substantial pool of potential subjects for research studies, there may not be a sufficient number of participants available with the traits necessary to conduct our clinical trials in the future. If multiple organizations are conducting similar trials and competing for participants, it could also make our recruitment efforts more difficult. If we are unable to attract suitable and willing participants on a consistent basis, it would have an adverse effect on the trials being managed by our clinical development business, which in turn could have a material adverse effect on our business.

OUR CONTRACTS ARE GENERALLY TERMINABLE ON LITTLE OR NO NOTICE. TERMINATION OF A LARGE CONTRACT FOR SERVICES OR MULTIPLE CONTRACTS FOR SERVICES COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY.

         In general, our agreements with clients provide that the client can terminate the agreements or reduce the scope of services under the agreements upon little or no notice. Clients may elect to terminate their agreements with us for various reasons, including:

     -   unexpected or undesired study results;

     -   inadequate patient enrollment or investigator recruitment;

     -   production problems resulting in shortages of the drug being tested;

     -   adverse patient reactions to the drug being tested; or

     -   the client's decision to forego or terminate a particular study.

         If a client terminates its contract with us we are generally entitled under the terms of the contract to receive revenue earned to date as well as certain other costs. In both our pre-clinical and clinical businesses, cancellations of any large contract or simultaneous cancellation of multiple contracts could materially adversely affect our business, financial condition and operating results.

BECAUSE MOST OF OUR CLINICAL DEVELOPMENT NET SERVICE REVENUE IS FROM LONG-TERM FIXED-FEE CONTRACTS, WE WOULD LOSE MONEY IN PERFORMING THESE CONTRACTS IF OUR COSTS OF PERFORMING THOSE CONTRACTS WERE TO EXCEED THE FIXED FEES PAYABLE TO US.

         Because most of our clinical development net service revenue is from long-term fixed price contracts, we bear the risk of cost overruns under these contracts. If the costs of completing these projects exceed the fixed fees for these projects, for example if we underprice these contracts or if there are significant cost overruns under these contracts, our business, financial condition and operating results could be adversely affected.

         Although the majority of our contracts with our pre-clinical clients are also fixed price contracts, we typically have more flexibility under those contracts to adjust the price to be charged if we are asked to provide additional services. These contracts also tend to have shorter terms than our clinical contracts. Therefore, we have less risk of underpricing or incurring significant cost overruns under our pre-clinical contracts. However, if we did have to bear significant costs of underpricing or cost-overruns under our pre-clinical contracts, our business, financial condition and operating results could be adversely affected.

OUR FUTURE PROFITABILITY COULD BE REDUCED IF WE INCUR LIABILITY FOR FAILURE TO PROPERLY PERFORM OUR OBLIGATIONS UNDER OUR CONTRACTS WITH OUR CLIENTS.

         We are liable to our clients for any failure to conduct their studies properly according to the agreed upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed upon procedures, we may have to repeat the study at our expense, reimburse the client for the cost of the study and pay additional damages.

         At our Phase I clinic in Edinburgh, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial.

         To reduce our potential liability, informed consent is sought from each participant in our Phase I-IV clinical trials and we obtain indemnity provisions in our contracts with clients. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.

         We maintain errors and omissions professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if our insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition and operating results could be materially and adversely affected.

OUR CLIENTS RETAIN US ON AN ENGAGEMENT-BY-ENGAGEMENT BASIS, WHICH REDUCES THE PREDICTABILITY OF OUR REVENUES AND OUR PROFITABILITY.

         Our clients generally retain us on an engagement-by-engagement basis. Costs of switching drug development services companies are not significant and after we complete a project for a client we do not know whether the same client will retain us in the future for additional projects. A client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. This makes it difficult for us to predict revenues and operating results. Since our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress, we may continue to incur costs and expenses based on our expectations of future revenues. This could have an adverse effect on our business, financial condition and operating results.

OUR BACKLOG IS SUBJECT TO REDUCTION AND CANCELLATION AND OUR FAILURE TO REPLACE COMPLETED OR CANCELLED BACKLOG COULD REDUCE OUR FUTURE REVENUES AND PROFITABILITY.

         For our internal purposes, we periodically calculate backlog. Backlog represents the aggregate price of services that our clients have committed to purchase by signed contract or other written evidence of a firm commitment. Our aggregate backlog at June 30, 2003 was approximately $224 million. Our backlog is subject to fluctuations and is not necessarily indicative of future backlog or revenues. Cancelled contracts are removed from backlog. Our failure to replace items of backlog that have been completed, reduced in scope or cancelled could result in lower revenues.

IF WE ARE UNABLE TO IMPLEMENT OUR BUSINESS STRATEGY EFFECTIVELY WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS AND COMPETE EFFECTIVELY.

         A significant aspect of our business strategy for our pre-clinical operations is to increase the capacity and broaden the service capability of these operations through continued capital investment and, to a lesser extent, through strategic acquisitions. If we fail to implement our expansion strategy for our pre-clinical development operations successfully, we may not be able to grow or remain competitive in this area.

         A significant aspect of our business strategy for our clinical operations is to emphasize our scientific and medical input, to maximize the number of value-added services that we provide and, to a lesser extent, to grow through strategic acquisitions. If we are not successful in implementing this strategy we may not be able to expand our clinical trials operations or remain competitive in this area.

         In addition, any acquisitions we undertake in implementing our business strategy may involve a number of special risks, including:

     -   diversion of management's attention;

     -   difficulties and expenses in connection with the acquisitions;

     -   potential failure to retain key acquired personnel;

     -   assumptions of unanticipated legal liabilities and other problems; and

     -   difficulties integrating systems, operations and corporate cultures.

         If appropriate acquisition opportunities are not available on terms and conditions acceptable to us, we may not be able to expand our businesses as planned. In the event that the operations of an acquired business do not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business, which could have a material adverse effect on our financial results.

WE COULD BE ADVERSELY AFFECTED IF WE FAIL TO COMPLY WITH REGULATORY STANDARDS.

         Many of the regulations that govern the pre-clinical and clinical development services industries empower regulatory authorities to compel an entity conducting pre-clinical or clinical operations to cease all or a portion of its activities if it fails to comply with regulatory standards. If we fail to comply with any existing or future government regulations, our non-complying operations could be forced to cease operating, which could have a material adverse effect on our business, financial condition and operating results. Our failure to comply with regulatory standards could also result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on our business, financial condition and operating results. For example, if we were to fail to verify that informed consent is obtained from patient participants in connection with a particular clinical trial, the data collected from that trial could be disqualified, and we could be required to redo the trial under the terms of our contract at no further cost to our client, but at substantial cost to us.

                          RISKS RELATED TO OUR INDUSTRY

WE COMPETE IN A HIGHLY COMPETITIVE MARKET AND IF WE DO NOT COMPETE SUCCESSFULLY OUR BUSINESS COULD BE SERIOUSLY HARMED.

         The competitive landscape for our two core businesses varies. Nevertheless, both businesses primarily compete with in-house departments of pharmaceutical companies, other drug development services organizations, universities and teaching hospitals.

         We believe we are the third largest provider of pre-clinical safety evaluation services in the world, based on net service revenue. Our primary pre-clinical competitor on a global basis is Covance, although we also face competition from publicly traded companies such as Charles River Laboratories, Life Sciences Research and MDS Pharma, as well as from a number of privately-held companies. Certain of these competitors are also expanding their pre-clinical operations.

         The clinical development services market is highly fragmented, with participants ranging from hundreds of small, limited-service providers to a few full service drug development services organizations with global operations. We believe we compete with a number of publicly traded companies, primarily Quintiles, Pharmaceutical Product Development, Covance, MDS Pharma, Parexel, ICON and Kendle, as well as with a number of privately-held companies.

         In contrast to the pre-clinical drug development industry, the clinical drug development industry has few barriers to entry. Newer, smaller companies with specialty focuses, such as those aligned to a specific disease or therapeutic area, may compete aggressively against larger companies for clients.

         Increased competition might lead to price and other forms of competition that may adversely affect our operating results. Providers of outsourced drug development services compete on the basis of many factors, including the following:

     -   reputation for on-time quality performance;

     -   expertise, experience and stability;

     -   scope of service offerings;

     -   how well services are integrated;

     -   strength in various geographic markets;

     -   technological expertise and efficient drug development processes;

     - ability to acquire, process, analyze and report data in a time-saving, accurate manner; and

     - ability to manage large-scale clinical trials both domestically and internationally.

         We have traditionally competed effectively on the basis of the factors noted above, but we may not be able to continue to do so. If we fail to compete successfully, our business could be seriously harmed.

HEALTH CARE INDUSTRY REFORM COULD REDUCE OR ELIMINATE OUR BUSINESS
OPPORTUNITIES.

         The health care industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. In recent years, several comprehensive health care reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of the proposals were adopted, the United States Congress may again address health care reform. In addition, foreign governments may also undertake health care reforms in their respective countries. Business opportunities available to us could decrease if the implementation of government health care reform adversely affects research and development expenditures by pharmaceutical and biotechnology companies.

OUR BUSINESS MAY BE IMPAIRED BY NEGATIVE ATTENTION FROM SPECIAL INTEREST GROUPS.

         Research activities with animals have been the subject of adverse attention, particularly in the United Kingdom. This has involved on-site protests and other demonstrations at facilities operated by certain of our competitors, clients and suppliers. Any negative attention or threats directed against our animal research activities in the future could impair our ability to operate our business efficiently and effectively. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures which utilize laboratory animals (as has been advocated by certain groups), the impact upon our business would be negative. However, we believe that this is unlikely as there are currently no acceptable alternatives to animal testing which would provide the scientific information necessary to obtain regulatory approval for pharmaceuticals.

                  OTHER RISKS THAT COULD AFFECT OUR SHARE PRICE

OUR LARGEST STOCKHOLDERS WILL CONTINUE TO HAVE SIGNIFICANT CONTROL OVER US AFTER THE SALE OF THE SHARES DESCRIBED IN THIS PROSPECTUS, AND THEY MAY MAKE DECISIONS WITH WHICH YOU DISAGREE.

         The registration statement of which this prospectus forms a part provides for the sale of up to an aggregate of 10,500,000 shares of our common stock by selling stockholders who presently own a majority of the outstanding shares of our common stock. Even if all 10,500,000 shares are sold, our management, Candover Investments PLC, together with Candover (Trustees) Limited (a wholly-owned subsidiary of Candover Investments PLC) and certain investment funds indirectly controlled by Candover Investments PLC will continue to own a substantial percentage of the outstanding shares of our common stock. The interests of those Candover stockholders and our management could differ from those of other stockholders. Although if they sell all the shares covered by this prospectus they will no longer have majority voting control, nonetheless as a result of the substantial share ownership they will retain, Candover Investments PLC and our management will continue to have significant control over us and any decisions relating to:

     -   elections to our board of directors;

     -   amendments to our certificate of incorporation;

     -   our management and policies;

     - the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all our assets; and

     - a change in control of our company (which may have the effect of discouraging third party offers to acquire our company).

THE MARKET PRICE OF OUR SHARES OF COMMON STOCK COULD FLUCTUATE SIGNIFICANTLY, AND YOU MAY NOT BE ABLE TO SELL YOUR COMMON STOCK AT A FAVORABLE PRICE OR AT ALL.

         In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our company or to investor perception of our company (including changes in financial estimates and recommendations by financial analysts who follow us) but also factors relating to (or relating to investor perception of) the drug development services industry, the pharmaceutical and biotechnology industries or the economy in general.

FUTURE SALES OF SUBSTANTIAL NUMBERS OF OUR SHARES OF COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR SHARES, WHICH IN TURN COULD NEGATIVELY IMPACT YOUR INVESTMENT IN US.

         Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity securities. All of the shares we and the selling stockholders are selling in this offering will be freely tradeable following the completion of that sale without restriction under the Securities Act of 1933, unless purchased by our affiliates. A substantial number of our other shares also are freely tradeable. As of August 31, 2003, 21,564,867 of our shares of common stock were restricted or control securities within the meaning of Rule 144 under the Securities Act. Sales of these shares can be made in compliance with the requirements of Rule 144 or pursuant to an effective registration statement. Substantially all of these shares are covered by a registration rights agreement requiring us under certain circumstances to register the shares for re-sale under the Securities Act. Following any sale of those shares pursuant to an effective registration statement, the shares would be freely tradeable without restriction.

         Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a very large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares.

         We also may issue our shares of common stock from time to time to raise capital or as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we also may grant registration rights covering those shares in connection with any such acquisitions and investments.

WE HAVE IMPLEMENTED CERTAIN PROVISIONS THAT COULD MAKE ANY CHANGE IN OUR BOARD OF DIRECTORS OR IN CONTROL OF OUR COMPANY MORE DIFFICULT.

         Our certificate of incorporation, our bylaws and Delaware law contain provisions, such as provisions authorizing, without a vote of stockholders, the issuance of one or more series of preferred stock that could make it difficult or expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. We also have a staggered board of directors that makes it difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

                                 USE OF PROCEEDS

         Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from the sale of shares of our common stock to our general corporate funds, which we may use to repay indebtedness or for other general corporate purposes. We will not receive any of the proceeds from the sale pursuant to this prospectus of shares of our common stock by selling stockholders.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         You should read the selected consolidated financial information presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in this prospectus and our audited and unaudited consolidated financial statements and the notes to those statements included in our Form 10-K for the year ended December 31, 2002 and in our Form 10-Q for the period ended June 30, 2003, as well as any more recent financial information contained or discussed in any prospectus supplement delivered with this prospectus. The financial information presented below for the six months ended June 30, 2003, the three years ended December 31, 2002, December 30, 2001 and December 31, 2000 and for the period from September 20, 1999 to December 26, 1999 reflects the financial position and results of operations of Inveresk Research Group, Inc. and Inveresk Research Group Limited, which became our direct subsidiary immediately before our initial public offering. The financial information presented for the period from December 28, 1998 to September 19, 1999 and for the year ended December 27, 1998 reflects the financial position and results of operations of our business while it was operated as a division of SGS Societe Generale de Surveillance SA. The financial information presented for the year ended December 30, 2001 includes the results of operations of ClinTrials Research Inc. from April 5, 2001.

         The selected consolidated financial data presented below for the six months ended June 30, 2003 and for the year ended December 31, 2002 were derived from the unaudited and audited consolidated financial statements of Inveresk Research Group, Inc., which we prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and which are included in our Form 10-Q for the period ended June 30, 2003 and our Form 10-K for the year ended December 31, 2002, respectively. The selected consolidated financial data presented below for each of the two years ended December 30, 2001 and December 31, 2000 and the periods from September 20, 1999 to December 26, 1999 and from December 28, 1998 to September 19, 1999 were derived from the audited consolidated financial statements of Inveresk Research Group Limited, which we prepared in accordance with U.S. GAAP. These financial statements are not included in this prospectus. The summary consolidated financial data presented below for the year ended December 27, 1998 were derived from unaudited financial statements prepared on the basis of data furnished by SGS Societe Generale de Surveillance SA. Those unaudited financial statements, which SGS Societe Generale de Surveillance SA prepared in accordance with U.S. GAAP, are not included in this prospectus.

         As a consequence of the adoption of FAS 142 with effect from January 1, 2002, the amortization expense shown for 2002 is not on a consistent basis of accounting with earlier periods. The impact of this is shown in Note 4 to our audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002.

         As a consequence of the adoption FAS 145 on January 1, 2003, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and income taxes captions.

STATEMENT OF OPERATIONS DATA:

                                                                    INVERESK RESEARCH GROUP(1)(4)
                                 ---------------------------------------------------------------------------------------------
                                     SIX             SIX
                                    MONTHS          MONTHS                         52 WEEKS        53 WEEKS        SEPTEMBER
                                    ENDED           ENDED         YEAR ENDED         ENDED           ENDED          20, TO
                                   JUNE 30,        JUNE 30,        DECEMBER        DECEMBER        DECEMBER        DECEMBER
                                     2003            2002          31, 2002        30, 2001        31, 2000        26, 1999
                                 -------------   -------------   -------------   -------------   -------------   -------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net service revenue ..........   $    124,719    $    108,712    $    222,462    $    156,296    $     65,540    $     16,832
Direct costs excluding
  depreciation ...............        (63,357)        (54,197)       (110,099)        (83,975)        (36,133)         (9,645)
                                 ------------    ------------    ------------    ------------    ------------    ------------
                                       61,362          54,515         112,363          72,321          29,407           7,187
Selling, general and
  administrative expenses:
Compensation expense in
  respect of share options
  and management equity
  incentives .................             --         (53,020)        (53,020)             --              --              --
U.K. stamp duty taxes
  arising on change of
  ultimate parent company ....             --          (1,545)         (1,545)             --              --              --
Stock offering expenses ......           (658)             --              --              --              --              --
                                 ------------    ------------    ------------    ------------    ------------    ------------
Other selling, general and
  administrative expenses ....        (33,154)        (27,774)        (56,455)        (41,934)        (13,825)         (3,275)
                                 ------------    ------------    ------------    ------------    ------------    ------------
Total selling, general and
  administrative expenses ....        (33,812)        (82,339)       (111,020)        (41,934)        (13,825)         (3,275)
Depreciation .................         (6,038)         (4,821)        (10,315)         (8,028)         (4,513)           (809)
Amortization of goodwill
  and intangibles(5) .........             --              --              --          (7,910)         (3,281)           (973)
                                 ------------    ------------    ------------    ------------    ------------    ------------
Income (loss) from
  operations .................         21,512         (32,645)         (8,972)         14,449           7,788           2,130
Interest income (expense),
  net ........................         (1,815)         (9,017)        (13,343)        (17,694)         (7,522)         (2,004)
                                 ------------    ------------    ------------    ------------    ------------    ------------
Income (loss) before income
  taxes ......................         19,697         (41,662)        (22,315)         (3,245)            266             126
Provision for income taxes ...         (2,161)         (3,089)         (5,694)         (1,875)           (682)           (325)
                                 ------------    ------------    ------------    ------------    ------------    ------------
Net income (loss) ............   $     17,536    $    (44,751)   $    (28,009)   $     (5,120)   $       (416)   $       (199)
                                 ============    ============    ============    ============    ============    ============
Earnings (loss) per
  share(2)(3):
  Basic ......................   $       0.48    $      (1.89)   $      (0.94)   $      (0.24)   $      (0.03)   $      (0.01)
  Diluted ....................   $       0.47    $      (1.89)   $      (0.94)   $      (0.24)   $      (0.03)   $      (0.01)
Weighted average number of
  common shares outstanding:
  Basic ......................     36,217,809      23,628,125      29,735,957      21,489,571      15,803,724      15,803,724
  Diluted ....................     37,489,490      23,628,125      29,735,957      21,489,571      15,803,724      15,803,724
Dividends per share ..........   $         --    $         --    $         --    $         --    $         --    $         --
                                 ============    ============    ============    ============    ============    ============
OTHER DATA:
Depreciation and
  amortization ...............   $     (6,038)   $     (4,821)   $     10,315    $     15,938    $      7,794    $      1,782
Capital expenditures .........   $      8,541    $     12,813    $     25,497    $     11,145    $      6,792    $      1,307

                                      PREDECESSOR
                                 ----------------------
                                      (unaudited)
                                 DECEMBER     52 WEEKS
                                 28, 1998 TO    ENDED
                                 SEPTEMBER     DECEMBER
                                  19, 1999     27, 1998
                                 ----------    ---------
                                 (DOLLARS IN THOUSANDS,
                                  EXCEPT SHARE AND PER
                                      SHARE DATA)
Net service revenue ..........   $ 47,088      $ 58,219
Direct costs excluding
  depreciation ...............    (27,177)      (31,816)
                                 --------      --------
                                   19,911        26,403
Selling, general and
  administrative expenses:
Compensation expense in
  respect of share options
  and management equity
  incentives .................         --            --
U.K. stamp duty taxes
  arising on change of
  ultimate parent company ....         --            --
Stock offering expenses ......         --            --
                                 --------      --------
Other selling, general and
  administrative expenses ....     (9,013)      (12,746)
                                 --------      --------
Total selling, general and
  administrative expenses ....     (9,013)      (12,746)
Depreciation .................     (3,731)       (4,268)
Amortization of goodwill
  and intangibles(5) .........       (242)         (345)
                                 --------      --------
Income (loss) from
  operations .................      6,925         9,044
Interest income (expense),
  net ........................       (560)          195
                                 --------      --------
Income (loss) before income
  taxes ......................      6,365         9,239
Provision for income taxes ...     (2,308)       (2,465)
                                 --------      --------
Net income (loss) ............   $  4,057      $  6,774
                                 ========      ========
Earnings (loss) per
  share(2)(3):
  Basic ......................        N/A           N/A
  Diluted ....................
Weighted average number of
  common shares outstanding:
  Basic ......................        N/A           N/A
  Diluted ....................
Dividends per share ..........

OTHER DATA:
Depreciation and
  amortization ...............   $  3,973      $  4,613
Capital expenditures .........   $  5,305      $  6,725

BALANCE SHEET DATA:

                                                       INVERESK RESEARCH GROUP                         PREDECESSOR
                               ---------------------------------------------------------------------   ------------
                                                                                                        (unaudited)
                                 JUNE 30,    DECEMBER 31,   DECEMBER 30,  DECEMBER 31,   DECEMBER 26,   DECEMBER 27,
                                  2003          2002           2001          2000           1999           1998
                               ----------   ------------   ------------  ------------   ------------   ------------
Cash and cash equivalents      $   21,829    $   19,909     $   16,118    $    9,686     $    7,009     $    4,039
Total assets                      360,783       332,467        301,826       124,568        129,180         79,039
Current portion of
  long-term debt                    7,402           217        127,648         3,080          3,261          1,041
Long-term debt                     50,560        67,768         85,109        80,898         84,653             70
Total shareholders' equity        185,805       152,403         (7,385)          247            712         37,109
                               ==========    ==========     ==========     =========      =========     ==========

------------------------
(1) Effective as of the beginning of 2002, our fiscal years end consistently on December 31 and our fiscal quarters end consistently on the last calendar day in the quarter. Before 2002, our fiscal years ended on the last Sunday on or prior to December 31 and our fiscal quarters ended on the last Sunday on or prior to the relevant quarter end.

(2) Prior to September 20, 1999, our businesses were operated as a division of SGS Societe Generale de Surveillance Holdings SA. Per share data for these periods is not meaningful and has not been presented.

(3) As more fully described in note 4 to our audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002, historical earnings per share have been calculated as if the historical outstanding shares in Inveresk Research Group Limited had been converted to common stock in Inveresk Research Group, Inc., using a weighted average of the conversion ratios applicable to the change in ultimate parent company.

(4) We have completed two significant acquisitions during the period covered by the selected consolidated financial information. These are the management buyout completed on September 20, 1999 and the acquisition of ClinTrials completed on April 5, 2001. A description of these acquisitions is given in the overview to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. The accounting adopted and the effects of the acquisitions are discussed in note 3 to our audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002.

(5) The information presented above for the year ended December 31, 2002 reflects the adoption of FAS 142 with effect from January 1, 2002. A summary of the effect of this accounting change is included in note 4 to our audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the consolidated financial statements and unaudited pro forma condensed consolidated financial data included in our Form 10-K for the year ended December 31, 2002 and our Form 10-Q for the quarter ended June 30, 2003, and in conjunction with any updated information that may be contained in any supplement to this prospectus.

RECENT CORPORATE HISTORY AND OVERVIEW

         On September 20, 1999, we completed a management buyout supported by Candover Investments PLC. In that transaction, Inveresk Research Group Limited, a newly created Scottish company, acquired the businesses that comprise our European pre-clinical operations, our Phase I clinical trials operations located in Edinburgh and the original Inveresk Research Phase II-IV clinical development services operations. As part of the transaction, we also acquired Inveresk Research North America, Inc., which operated a small Phase II-IV clinical development services business located in the United States. The total acquisition cost was $78.8 million, net of cash acquired of $9.1 million. In connection with financing this acquisition we received a $0.8 million equity investment from Candover Investments PLC, Candover (Trustees) Limited (a wholly-owned subsidiary of Candover Investments PLC), certain investment funds indirectly controlled by Candover Investments PLC and management, borrowed $43.8 million from certain of these Candover entities by issuing to them 10% unsecured subordinated loan stock due 2008 and borrowed $41.4 million under bank credit facilities.

         The financial information in this document divides the 1999 financial year into two periods -- the period prior to September 20, 1999, when the original Inveresk Research businesses were under the ownership and control of its previous parent company, and the post acquisition period from September 20, 1999 to December 26, 1999.

         On April 5, 2001, we completed the acquisition of ClinTrials. The total acquisition cost was $115.1 million, net of cash acquired of $5.7 million. To finance this acquisition we received a $0.4 million additional equity investment from Candover Investments PLC, Candover (Trustees) Limited and certain investment funds indirectly controlled by Candover Investments PLC, borrowed $64.8 million from certain of these Candover entities by issuing to them an additional 10% unsecured subordinated loan stock due 2008 and borrowed $93.7 million under bank credit facilities, $38.3 million of which was used to repay loans under other credit facilities.

         Effective June 25, 2002, we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware.

         On July 3, 2002, we completed our initial public offering of 12 million shares of common stock at a price of $13 per share. The net proceeds from the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008.

         On July 29, 2003 we completed our acquisition of PharmaResearch Corporation, a provider of Phase II-IV clinical trials management services based in the United States and with offices in the United Kingdom, France and Spain. In 2002, PharmaResearch Corporation generated net service revenue of $40.6 million and income from operations of $4.8 million. We acquired PharmaResearch Corporation for $37.1 million, net of cash acquired.

         We were highly leveraged from the time of our management buyout in 1999 until the completion of our initial public offering. This leverage was due in part to the structure of our management buyout and in part to the incurrence of additional significant indebtedness in connection with our acquisition of ClinTrials in 2001. Our interest expense has therefore been high in relation to our income before taxes. We believe that, because of the size of our interest expense during the period preceding the completion of our initial public offering, our income from operations (i.e., before interest income and interest expenses) is a better measure of the past performance of our businesses than income (or loss) before income taxes or net income (loss).

         We operate in two segments for financial reporting purposes: pre-clinical and clinical. The following table shows, for the periods indicated, a summary of our financial performance by business segment.

                                                      SIX MONTHS      SIX MONTHS      YEAR ENDED      YEAR ENDED     YEAR ENDED
                                                         ENDED           ENDED       DECEMBER 31,    DECEMBER 30,   DECEMBER 31,
                                                     JUNE 30, 2003   JUNE 30, 2002       2002            2001           2000
                                                     -------------   -------------   ------------    ------------   ------------
                                                              (unaudited)
                                                                                 (Dollars in thousands)
NET SERVICE REVENUE:
Pre-clinical .....................................   $      78,560   $      70,846   $    142,174    $     95,172   $     45,136
Clinical .........................................          46,159          37,866         80,288          61,124         20,404
                                                     -------------   -------------   ------------    ------------   ------------
                                                           124,719         108,712        222,462         156,296         65,540
                                                     -------------   -------------   ------------    ------------   ------------
DIRECT COSTS EXCLUDING DEPRECIATION:
Pre-clinical .....................................         (36,100)        (31,421)       (62,959)        (44,952)       (22,666)
Clinical .........................................         (27,257)        (22,776)       (47,140)        (39,023)       (13,467)
                                                     -------------   -------------   ------------    ------------   ------------
                                                           (63,357)        (54,197)      (110,099)        (83,975)       (36,133)
                                                     -------------   -------------   ------------    ------------   ------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Pre-clinical .....................................         (16,565)        (14,029)       (27,772)        (21,907)        (9,850)
Clinical .........................................         (12,711)        (10,776)       (21,728)        (15,619)        (2,278)
Corporate overhead: ..............................
Other selling, general and administrative
   expenses ......................................          (3,878)         (2,969)        (6,955)         (4,408)        (1,697)
Stock offering expenses ..........................            (658)             --             --              --             --
Compensation expense in respect of stock options
  and management equity incentives ...............              --         (53,020)       (53,020)             --             --
U.K. stamp duty taxes arising on change of
  ultimate parent company ........................              --          (1,545)        (1,545)             --             --
                                                     -------------   -------------   ------------    ------------   ------------
                                                           (33,812)        (82,339)      (111,020)        (41,934)       (13,825)
                                                     -------------   -------------   ------------    ------------   ------------
DEPRECIATION:
Pre-clinical .....................................          (4,907)         (3,658)        (7,939)         (6,062)        (4,158)
Clinical .........................................          (1,131)         (1,163)        (2,376)         (1,966)          (355)
                                                     -------------   -------------   ------------    ------------   ------------
                                                            (6,038)         (4,821)       (10,315)         (8,028)        (4,513)
                                                     -------------   -------------   ------------    ------------   ------------
AMORTIZATION OF GOODWILL AND INTANGIBLES:-(1)
Pre-clinical .....................................              --              --             --          (4,293)        (2,364)
                                                     -------------   -------------   ------------    ------------   ------------
Clinical .........................................              --              --             --          (3,617)          (917)
                                                     -------------   -------------   ------------    ------------   ------------
                                                                --              --             --          (7,910)        (3,281)
                                                     -------------   -------------   ------------    ------------   ------------
INCOME (LOSS) FROM OPERATIONS:
Pre-clinical .....................................          20,988          21,738         43,504          17,958          6,098
Clinical .........................................           5,060           3,151          9,044             899          3,387
Corporate overhead including compensation expense
  and U.K. stamp duty and other selling, general
  and administrative expenses ....................          (4,536)        (57,534)       (61,520)         (4,408)        (1,697)
                                                     -------------   -------------   ------------    ------------   ------------
                                                            21,512         (32,645)        (8,972)         14,449          7,788
Interest expense, net(2) .........................          (1,815)         (9,017)       (13,343)        (17,694)        (7,522)
                                                     -------------   -------------   ------------    ------------   ------------
INCOME (LOSS) BEFORE INCOME TAXES ................          19,697         (41,662)       (22,315)         (3,245)           266
Provision for income taxes(2) ....................          (2,161)         (3,089)        (5,694)         (1,875)          (682)
                                                     -------------   -------------   ------------    ------------   ------------
Net income (loss) ................................   $      17,536   $     (44,751)  $    (28,009)   $     (5,120)  $       (416)
                                                     =============   =============   ============    ============   ============


----------
(1) FAS 142 was adopted with effect from January 1, 2002. As a consequence, there is no amortization of goodwill in 2002. The effect of adoption of FAS 142 is shown in Note 4 to our audited financial statements, which are included in our Form 10-K for the year ended December, 31, 2002.

(2) FAS 145 was adopted on January 1, 2003. As a result extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 were reclassified to the interest expense and income taxes captions.

         The following table summarizes the above results of operations as a percentage of net service revenue:

                                            SIX MONTHS      SIX MONTHS      YEAR ENDED     YEAR ENDED      YEAR ENDED
                                               ENDED           ENDED        DECEMBER 31,   DECEMBER 30,    DECEMBER 31,
                                           JUNE 30, 2003   JUNE 30, 2002        2002           2001            2000
                                           -------------   -------------    ------------   ------------    -----------
                                                    (unaudited)
Net service revenue:
Pre-clinical..........................         100.0%         100.0%           100.0%          100.0%          100.0%
Clinical..............................         100.0%         100.0%           100.0%          100.0%          100.0%
Total.................................         100.0%         100.0%           100.0%          100.0%          100.0%
Direct costs excluding depreciation:
Pre-clinical..........................          45.6%          43.0%            44.3%           47.2%           50.2%
Clinical..............................          59.7%          57.1%            58.7%           63.8%           66.0%
Total.................................          50.8%          47.8%            49.5%           53.7%           55.1%
Selling, general and administrative
  expenses:
Pre-clinical..........................          19.5%          20.6%            19.5%           23.0%           21.8%
Clinical..............................          26.8%          27.4%            27.1%           25.6%           11.2%
Total(1)..............................          25.2%         115.9%            49.9%           26.8%           21.1%
Depreciation:
Pre-clinical..........................           6.0%           5.2%             5.6%            6.4%            9.2%
Clinical..............................           2.3%           3.0%             3.0%            3.2%            1.7%
Total.................................           4.6%           4.5%             4.6%            5.1%            6.9%
Amortization of goodwill and
  intangibles:
Pre-clinical..........................           0.0%           0.0%             0.0%            4.5%            5.2%
Clinical..............................           0.0%           0.0%             0.0%            5.9%            4.5%
Total.................................           0.0%           0.0%             0.0%            5.1%            5.0%
Income (loss) from operations:
Pre-clinical..........................          28.9%          31.2%            30.6%           18.9%           13.5%
Clinical..............................          11.3%          12.4%            11.3%            1.5%           16.6%
Total(1)..............................          19.3%         (68.2)%           (4.0)%           9.2%           11.9%
Interest expense, net.................           1.4%           9.0%            (6.0)%         (11.3)%         (11.5)%
Income (loss) before income taxes.....          17.9%         (77.2%)          (10.0)%          (2.1)%           0.4%

----------
(1)  Including corporate overhead.

         Net service revenue. We recognize revenue as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). We recognize revenue related to contract modifications when realization is assured and the amounts can be reasonably determined. When estimated contract costs indicate that a loss will be incurred on a contract, the entire loss is provided for in such period.

         Costs associated with contracting with third party investigators are excluded from net service revenue where they are the direct responsibility of the clients and are passed through to our clients without any mark-up.

         Once a contract for a pre-clinical or clinical trial has been signed, the commencement date may vary depending upon the preparedness of the client's drug candidate and our capacity availability.

         Direct costs excluding depreciation. These comprise the costs of the direct work force, laboratory consumables and other direct costs associated with the studies we perform for clients.

         Selling, general and administrative expenses. These comprise administration costs, marketing expenditure and overhead costs such as the costs of running our facilities that are not allocated to direct costs. These expenses also include corporate overhead costs that are not directly attributable to our operating businesses and include certain costs related to group management, insurance, marketing, professional fees and property.

         Depreciation and amortization. Depreciation represents the depreciation charged on our tangible fixed assets in accordance with the accounting policies set out in Note 4 of our consolidated financial statements included in our Form 10-K for the year ended December 31, 2002, Summary of Significant Accounting Policies -- Property, Plant and Equipment. Amortization represents the amortization of goodwill and other intangible assets over their estimated useful lives. As described in Note 4 of our consolidated financial statements included in our Form 10-K for the year ended December 31, 2002, Summary of Significant Accounting Policies -- Intangible Assets, the accounting policy relating to amortization of goodwill changed with effect from January 1, 2002 such that, unless it is necessary to record an impairment of the goodwill, no amortization of the goodwill is recorded after January 1, 2002.

         Interest expense (net). Prior to completion of our initial public offering in July 2002 this included interest on our bank debt and our 10% unsecured subordinated loan stock due 2008. The bank debt bore interest at rates that ranged between LIBOR plus 2.25% and LIBOR plus 2.75%. The unsecured subordinated loan stock due 2008 accumulated interest at a fixed rate of 10%. We entered into an interest rate cap and collar transaction in 1999 on borrowings in connection with our management buyout. In 2001 we entered into two interest rate swap arrangements in connection with the incremental borrowings used to fund the ClinTrials acquisition. These swaps had the effect of fixing the LIBOR rate at 6.03% on the pounds sterling borrowings and 5.41% on the Canadian dollar borrowings. In years prior to 2001, interest expense included the amortization of costs associated with the cap and collar transaction, in line with the accounting standards then in force. In 2001, interest expense included the cost of recording the cap and collar transaction and the interest rate swaps at their fair values.

         Shortly after the completion of our initial public offering, we used the net proceeds from the offering, together with borrowings under our new bank credit facility and existing cash resources, to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. The interest rate hedges entered into in connection with our previously outstanding bank borrowings were subsequently terminated.

         At June 30, 2003, our bank credit facility (the "2002 Bank Credit Facility") provided us with an aggregate of up to $75 million comprised of $50 million of U.S. dollar-denominated term loans and up to $25 million of availability under a multi-currency revolving credit line. At June 30, 2003, we had drawn $57.5 million in term and revolving loans under the facility. Of that amount, $50 million had been drawn as a five year term loan repayable in principal installments commencing in June 2004 and ending in June 2007 and $7.5 million was drawn pursuant to the revolving credit portion of the facility. The $7.5 million drawn under the revolving credit line was repayable in full on or before to June 20, 2005. The facility bore interest at floating, LIBOR-based rates. We limited our exposure to interest rate fluctuations on the loans drawn under this facility through a series of interest rate swaps. At June 30, 2003 we were in compliance with the covenants in our credit facility.

         On July 30, 2003 we repaid all of the borrowings drawn under the 2002 Bank Credit Facility using funds drawn down under a new $150 million syndicated bank credit facility arranged by Wachovia Bank N.A. (the "2003 Bank Credit Facility"). This facility comprises a $75 million term loan facility repayable over five years and a $75 million revolving credit facility available for three years from the date of initial draw down. Borrowings under the 2003 Bank Credit Facility bear interest at floating, LIBOR based or prime rate based rates. We have limited our exposure to interest rate fluctuations on the loans drawn under this facility by retaining the interest rate swaps entered into previously in connection with our 2002 Bank Credit Facility. The 2003 Bank Credit Facility subjects us to significant affirmative, negative and financial covenants, is guaranteed by us and our significant subsidiaries and is secured by liens on substantially all of our assets.

IMPLEMENTATION OF FAS 142 ON JANUARY 1, 2002

         The statement of operations for the year ended December 31, 2002 does not include any expenses in respect of the amortization of goodwill and intangibles. FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), which became effective on January 1, 2002, altered the treatment of goodwill. Goodwill is no longer subject to amortization through the statement of operations. Instead, goodwill is subject to impairment testing on at least an annual basis. The following table contains a presentation of our net income
(loss) and related per share amounts, calculated as if FAS 142 had been in effect throughout the periods presented.

                                                                      YEAR ENDED      52 WEEKS ENDED    53 WEEKS ENDED
                                                                     DECEMBER 31,      DECEMBER 30,       DECEMBER 31,
                                                                         2002              2001              2000
                                                                     ------------     --------------    --------------
                                                                 (Dollars in thousands except share and per share amounts)
Net income (loss).............................................       $   (28,009)      $      1,959     $      2,529
                                                                     -----------       ------------     ------------
Earnings (loss) per share:
  Basic.......................................................       $     (0.94)      $       0.09     $       0.16
  Diluted.....................................................       $     (0.94)      $       0.09     $       0.16
Weighted average number of common shares outstanding:
  Basic.......................................................        29,735,957         21,489,571       15,803,724
  Diluted.....................................................        29,735,957         21,489,571       15,803,724

         In accordance with FAS 128 there is no dilution shown in the above table in relation to the share options outstanding in the years ended December 30, 2001 and December 31, 2000. This is because exercise of all the options concerned was conditional upon completion of a listing of our shares on a recognized stock exchange and this condition had not been satisfied at either year end.

IMPLEMENTATION OF FAS 145 ON JANUARY 1, 2003

         In April 2002, the FASB issued FAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The principal change reflected in these pronouncements is that gains or losses from extinguishment of debt which were classified as extraordinary items by FAS 4 are no longer classified as such. We adopted FAS 145 for our fiscal year ending December 31, 2003. When adopted, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and income taxes captions

EARNINGS CHARGES IN RESPECT OF THE CHANGE IN ULTIMATE PARENT COMPANY AND IN RESPECT OF EQUITY-BASED COMPENSATION

         The transactions through which we changed our ultimate parent company had several effects that required us to take charges against earnings in 2002. These charges comprised:

                  (i) Stamp Duty Taxes. As a result of the change in our ultimate parent company we were required to pay stamp duty taxes to the U.K. Inland Revenue. The aggregate amount of the stamp duty taxes paid by us in connection with this transaction was $1.5 million.

                  (ii) A Compensation Charge in Respect of a Change in the Relative Equity Ownership of Certain Members of Management. Under the terms of a management incentive scheme originally put in place at the time of our leveraged buy-out in 1999, management's percentage ownership of our common stock increased as a consequence of the change in our ultimate parent company. We were required under applicable accounting rules to record a compensation expense, or charge, equal to the increase in value of the equity ownership position of management resulting from the increase in their percentage ownership of us. This compensation expense amounted to $29.1 million.

                  (iii) A Compensation Charge in Respect of Certain Outstanding Employee Stock Options. Due to certain features of the stock options granted by us prior to the initial public offering, we were required to record a compensation expense in connection with the offering of $19.4 million. In addition, we recorded a further charge of $4.5 million for compensation expense on the amendment and exercise of stock options in the first quarter of 2002.

         In addition to the above, we also expect to incur compensation-related charges when certain of our U.K.-based employees exercise stock options issued before the date of our initial public offering. This is because we will be required to pay U.K. National Insurance contributions at the time of exercise based on the profit realized when the option is exercised.

         If all the relevant options were exercised when our shares were trading at our initial public offering price of $13 per share, the compensation charge would be $1.3 million. If all the relevant stock options currently unexercised were exercised when our shares were trading at $20 per share, the future charge would amount to $1.1 million. In the period from our initial public offering to December 31, 2002 and for the six months ended June 30, 2003, we incurred compensation charges related to U.K. National Insurance Contributions on the exercise of these stock options amounting to $0.1 million and $0.3 million respectively. If any of the selling stockholders named in this prospectus sell shares pursuant to this prospectus that they acquire by exercising stock options, we may incur compensation charges related to U.K. National Insurance Contributions.

EXCHANGE RATE FLUCTUATIONS

         Our consolidated financial statements are prepared in U.S. dollars. Our principal businesses are based in the United States, the United Kingdom and Canada. Our United Kingdom and Canadian operations record their transactions in local currencies. Accordingly, fluctuations in the pound sterling and Canadian dollar exchange rates will impact the results of operations reported in U.S. dollars.

         The results of our non-U.S. operations have been translated from pounds sterling and Canadian dollars using the following average exchange rates:

                                                                 U.S. DOLLARS PER    U.S. DOLLARS PER
                         FISCAL YEAR                              POUND STERLING      CANADIAN DOLLAR
----------------------------------------------------------       ----------------    ----------------
2000......................................................          $   1.5156                  N/A
2001......................................................              1.4405          $    0.6428(1)
2002......................................................              1.5032               0.6368
Six months ended June 30, 2002............................              1.4444               0.6356
Six months ended June 30, 2003............................              1.6107               0.6896

----------
(1) Average for the period from April 5, 2001, the date we acquired ClinTrials, to December 30, 2001.

         The following table sets forth the percentage of our net service revenue arising in the United Kingdom and Canada:

                         FISCAL YEAR                              UNITED KINGDOM         CANADA
----------------------------------------------------------        --------------         ------
2000......................................................             98%                  0%
2001......................................................             54%                 31%
2002......................................................             46%                 38%
Six months ended June 30, 2002............................             45%                 40%
Six months ended June 30, 2003............................             48%                 37%

         Our Canadian business invoices a significant proportion of its revenues in U.S. dollars, although its costs are largely in Canadian dollars. This can result in transaction exchange gains or losses that are reflected in its statement of operations. The foreign currency gains or losses recognized in the statement of operations and included in "Selling, general and administrative expenses" were a loss of $1.9 million for the six months ended June, 2003, a loss of $0.7 million for the six months ended June 30, 2002, a loss of $0.4 million for the fiscal year ended December 31, 2002, a gain of $1.2 million for the fiscal year ended December 30, 2001 and a loss of less than $0.1 million for the fiscal year ended December 31, 2000.

RESULTS OF OPERATIONS

FIRST SIX MONTHS OF 2003 COMPARED TO FIRST SIX MONTHS OF 2002

         NET SERVICE REVENUE. Net service revenue in the first six months of 2003 was $124.7 million, an increase of $16.0 million or 15% over first six months of 2002 net service revenue of $108.7 million.

         Pre-clinical. Net service revenue in the first six months of 2003 was $78.6 million, an increase of $7.7 million, or 11%, over revenues of $70.8 million in the first six months of 2002. Our pre-clinical operations in

Europe continued to experience strong demand for its services during the first six months of 2003, both for its safety evaluation services and its laboratory sciences services. Our pre-clinical operations in Montreal experienced some volatility in business flow in short-term toxicology work, resulting in an unusually high level of project delays in January and February. This trend did not repeat itself in subsequent months. A second factor that has positively impacted net service revenue in the pre-clinical segment has been the strengthening of the pound sterling and the Canadian dollar against the U.S. dollar compared to the first six months of 2002. Assuming constant dollar exchange rates, net service revenues in the pre-clinical segment in total increased by 1% in the first six months of 2003 compared with 2002. Net service revenue in 2002 was also positively impacted by the receipt of a one-time $0.5 million cancellation fee. Facilities freed up by this cancellation were fully re-deployed.

         Clinical. Net service revenue in the first six months of 2003 was $46.2 million, an increase of $8.3 million, or 22%, over revenues of $37.9 million in the first six months of 2002. The Phase II-IV business experienced a 20% increase in net service revenue, generally reflecting higher activity levels in those operations. Our Phase I clinic experienced 30% growth in net service revenue. After adjustment to eliminate the effect of currency exchange rate fluctuations, net service revenue in the clinical segment increased by 15% in the first six months of 2003 compared to 2002.

         DIRECT COSTS EXCLUDING DEPRECIATION. In the first six months of 2003, direct costs excluding depreciation totaled $63.4 million, an increase of $9.2 million, or 17%, from $54.2 million in the first six months of 2002. Direct costs excluding depreciation were 51% of net service revenue in the first six months of 2003 compared to 50% in the first six months of 2002.

         Pre-clinical. Direct costs excluding depreciation in the first six months of 2003 were $36.1 million, an increase of $4.7 million, or 15%, over costs of $31.4 million in the first six months of 2002. In the first six months of 2003, direct costs excluding depreciation were 46% of net service revenue, compared to 44% in the first six months of 2002. The principal reason underlying this increase is the weakening of the U.S. dollar compared to the Canadian dollar. A significant proportion of the revenues in our Montreal operations are billed in U.S. dollars but the costs are predominantly denominated in Canadian dollars. The cancellation fee referred to above also had a positive impact on operating margins in the second quarter of 2002. If this cancellation fee had not arisen, the direct costs excluding depreciation in the second quarter of 2002 would have represented 45% of net service revenue for pre-clinical operations.

         Clinical. Direct costs excluding depreciation in the first six months of 2003 were $27.3 million, an increase of $4.5 million, or 20% over costs of $22.8 million in the first six months of 2002. In the first six months of 2003 direct costs excluding depreciation were 59% of net service revenue compared to 60% in the first six months of 2002.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. In the first six months of 2003, selling, general and administrative expenses totaled $33.8 million, a decrease of $48.6 million, or 59% from $82.3 million in the first six months of 2002. Selling, general and administrative expenses in the first six months of 2003 included an expense of $0.7 million relating to the stock offering announced and withdrawn in the first quarter. Selling, general and administrative expenses in the first six months of 2002 included compensation charges of $53.0 million in respect of stock options and management equity incentives granted as well as a $1.5 million charge for stamp duty taxes on the change of our ultimate parent company immediately prior to our initial public offering. Before taking account of these charges, selling general and administrative expenses represented 27% of net service revenue in the first six months of 2003, compared with 26% in the first six months of 2002. The increase is mainly attributable to the impact of foreign exchange losses in the pre-clinical operations described below.

         Pre-clinical. Selling, general and administrative costs in the first six months of 2003 were $16.6 million, an increase of $2.5 million, or 18%, from $14.0 million in the first six months of 2002. Selling, general and administrative costs were 21% of net service revenue in the first six months of 2003, compared to 20% in the first six months of 2002. Selling, general and administrative costs increased in the first six months of 2003 as a consequence of exchange losses during the period totaling $1.8 million compared to exchange losses of $0.7 million in the first six months of 2002. Excluding the impact of exchange gains and losses, selling, general and administrative costs in the pre-clinical business segment were 19% of net service revenue compared to 19% in the corresponding period in 2002.

         Clinical. Selling, general and administrative costs in the first six months of 2003 were $12.7 million, an increase of $1.9 million, or 18%, from $10.8 million in the first six months of 2002. Selling, general and administrative costs were 28% of net service revenue in the first six months of 2003 compared to 28% in the first six months of 2002.

         Corporate overhead. Corporate overhead for the six months ended June 30, 2003 amounted to $4.5 million, as compared to $57.5 million for the first six months of 2002. Corporate overhead in the first six months of 2003 included an expense of $0.7 million relating to the stock offering announced and withdrawn in the first quarter. Corporate overhead in the first six months of 2002 was very substantially increased by a number of items related to our initial public offering, including compensation charges of $23.9 million in respect of stock options granted, a compensation charge of $29.1 million in respect of management equity incentives and a charge of $1.5 million relating to stamp duty taxes payable on the change of our ultimate parent company immediately prior to our initial public offering. Other corporate overhead in the first six months of 2002 amounted to $3.0 million. After adjustment to eliminate the items relating to our initial public offering, corporate overhead increased from $3.0 million to $3.8 million. This increase is due primarily to additional costs associated with the corporate governance and other costs of being a public company.

         INCOME FROM OPERATIONS. In the first six months of 2003, income from operations amounted to $21.5 million, or 17% of net service revenue. Excluding the stock offering expenses and foreign exchange losses described above, income from operations was $24.1 million, or 19% of net service revenue. Our loss from operations in the first six months of 2002 was $32.6 million, or 30% of net service revenue after giving effect to the compensation charges and stamp duty costs of $54.6 million described above. If we had not incurred these compensation charges and stamp duty costs, we would have reported income from operations in the first six months of 2002 of $22.0 million, or 20% of net service revenue.

         Pre-clinical. Income from operations decreased to $21.0 million in the first six months of 2003 from $21.7 million in the first six months of 2002 for the reasons described above. Excluding the impact of exchange gains and losses discussed above, income from operations in the pre-clinical business segment increased by 2% in the first six months of 2003 compared to the corresponding period in 2002.

         Clinical. Income from operations was $5.1 million in the first six months of 2003 compared to $3.2 million in the first six months of 2002 for the reasons set forth above.

         INTEREST EXPENSE. Interest expense in the first six months of 2003 was $1.8 million, a reduction of $7.2 million, or 80%, from $9.0 million in the first six months of 2002. In the first six months of 2003, interest expense included $1.3 million of net interest and amortization of deferred debt costs on our bank facilities and cash resources and a charge of $0.5 million, reflecting a mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002. The interest expense of $9.0 million in the first six months of 2002 reflected the capital structure of our company prior to our initial public offering.

         PROVISION FOR INCOME TAXES. Provision for income taxes was $2.2 million or 11% of income before taxes in the first six months of 2003. U.K. and Canadian research and development tax credits reduced the provision for income taxes by $3.5 million or 18% of income before taxes. U.K. research and development tax credits were introduced in 2002, and came into effect from April 1, 2002. We recorded a reduction in tax expense amounting to $0.9 million or 4% of income before taxes in the first six months of 2003 in respect of gains made in 2003 by our U.K. employees on exercise of stock options. In addition, the 2003 Canadian Federal tax rate is 2% lower than in 2002. The tax charge in the first six months of 2002 was $3.1 million on loss before income taxes of $41.7 million. The tax charge in 2002 was reduced by $2.2 million of research and development tax credits and represented 24% of income before taxes after adding back the non-deductible expense of $54.6 million relating to the compensation charges and stamp duty expense. We expect that fluctuations in our effective tax rate may continue to have a material effect on our earnings.

FISCAL 2002 COMPARED TO FISCAL 2001

         NET SERVICE REVENUE. Our aggregate net service revenue in 2002 was $222.5 million, an increase of $66.2 million, or 42%, over 2001 net service revenue of $156.3 million.

         Pre-clinical. Net service revenue in 2002 was $142.2 million, an increase of $47.0 million, or 49%, over revenues of $95.2 million in 2001. The Canadian pre-clinical operations of ClinTrials, which we acquired in April 2001, contributed $84.6 million to net revenue in 2002 compared to $48.2 million for the nine month post acquisition period in 2001. Net service revenue for the (non-ClinTrials) balance of our pre-clinical business increased by $10.6 million, or 23% (17% when expressed in local currency). Net service revenue from the pre-clinical operations of ClinTrials increased by $21.2 million, or 33%, in 2002 compared to 2001 (including the period prior to April 6, 2001 when we acquired ClinTrials). Movements in exchange rates did not have a material impact on the net service revenue of these operations in 2002.

         Our pre-clinical business experienced exceptional demand for its services in 2002, both for toxicology and laboratory sciences services. As a consequence of this, and particularly the high levels of utilization in our toxicology facilities, in 2002 we focused on shifting this business segment's revenue mix further towards higher value-added, higher margin specialty services, such as inhalation and infusion toxicology studies. In parallel with this shift, our laboratory sciences business benefited in 2002 from increased demand in connection with the provision of specialty toxicology services by us, as well as through increased demand for its services independent of our toxicology services business, reflecting our continuing strategy to increase the proportion of our revenues generated by our laboratory science services business within our pre-clinical business segment.

         Clinical. Net service revenue from our clinical operations in 2002 was $80.3 million, an increase of $19.2 million, or 31%, over revenues of $61.1 million in 2001. The clinical operations of ClinTrials contributed $55.7 million to net revenue in 2002 compared to $40.4 million for the nine month post acquisition period in 2001. Net service revenue for the (non-ClinTrials) balance of our clinical business increased by $3.9 million or 19% (14% when expressed in local currency). Net service revenue from the ClinTrials clinical operations increased by $6.3 million, or 13%, in 2002 compared to 2001 (including the period prior to April 6, 2001 when we acquired ClinTrials), or 11% when expressed in local currency.

         The Phase II-IV business experienced a 16% increase in net service revenues in 2002 compared to 2001 (including the period prior to April 5, 2001 for the acquired ClinTrials businesses) reflecting higher activity levels in those operations and improved hourly revenue recovery rates as we replaced old, less profitable ClinTrials contracts with more appropriately priced new business. Our Phase I clinic experienced growth in net service revenues of 9% in 2002 compared to 2001.

         DIRECT COSTS EXCLUDING DEPRECIATION. In 2002 direct costs excluding depreciation totaled $110.1 million, an increase of $26.1 million, or 31%, from $84.0 million in 2001. Direct costs were 49% of net service revenue in 2002 compared to 54% in 2001.

         Pre-clinical. Direct costs excluding depreciation of our pre-clinical business in 2002 were $63.0 million, an increase of $18.0 million, or 40%, over costs of $45.0 million in 2001. In 2002, these costs were 44% of net service revenue, compared to 47% in 2001. This improvement in gross margins reflects a continued emphasis by management of our pre-clinical business on cost control and improved business processes at a time when demand for our higher value-added, higher margin toxicology and laboratory sciences services have increased significantly.

         Clinical. Direct costs excluding depreciation of our clinical business in 2002 were $47.1 million, an increase of $8.1 million, or 21% over costs of $39.0 million in 2001. In 2002 these costs were 59% of net service revenues compared to 64% in 2001 reflecting the continued focus of the management of our clinical business on improved contract pricing and cost control, particularly in the former ClinTrials businesses.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. In 2002 selling, general and administrative expenses totaled $111.0 million as compared to $41.9 million in 2001. In 2002, an aggregate of $54.6 million of these expenses consisted of charges associated with our initial public offering and related change in ultimate parent company. Excluding these charges, selling, general and administrative expenses represented 25% of net service revenues in 2002, compared with 27% in 2001.

         Pre-clinical. Selling, general and administrative costs in 2002 were $27.8 million, an increase of $5.9 million, or 27%, from $21.9 million in 2001. Approximately $1.5 million of this increase was attributable to transaction exchange losses, which realized a loss of $0.3 million in 2002 as compared to a gain of $1.2 million in

2001. When expressed as a percentage of net service revenue, selling, general and administrative costs declined to 20% in 2002, from 23% in 2001, reflecting a continued emphasis by the management of our pre-clinical business on cost control and improved business processes at a time when revenues increased significantly.

         Clinical. Selling, general and administrative costs in 2002 were $21.7 million, an increase of $6.1 million, or 39%, from $15.6 million in 2001. When expressed as a percentage of net service revenue, selling, general and administrative costs were 27% in 2002, compared to 26% in 2001. The principal reason for this increase is the inclusion of the higher costs (relative to net service revenue) of the acquired ClinTrials businesses for the whole of 2002 compared to only nine months in 2001.

         Corporate overhead. Corporate overhead in 2002 includes a compensation charge of $23.9 million in respect of stock options, a charge of $29.1 million in respect of other equity-based compensation and a charge of $1.5 million relating to stamp duty taxes payable on the change of ultimate parent company effected by us immediately before our initial public offering. Other corporate overhead amounted to $7.0 million. The increase in other corporate overhead of $2.5 million, or 58%, over 2001 is due primarily to the additional costs associated with becoming a publicly listed company.

         AMORTIZATION OF INTANGIBLE ASSETS. Pursuant to the requirements of FAS 142 which took effect from January 1, 2002, our 2002 results reflect no amortization of goodwill or intangible assets. Amortization of intangible assets in 2001 amounted to $7.9 million.

         INCOME FROM OPERATIONS. In 2002 the loss from operations amounted to $9.0 million after giving effect to compensation expenses and stamp duty costs of $54.6 million. Income from operations in 2001 amounted to $22.4 million, or 14% of net service revenue, after excluding from the calculation an amortization expense incurred in that year of $7.9 million.

         Pre-clinical. Income from operations in our pre-clinical business increased to $43.5 million in 2002 compared to $18.0 million in 2001.

         Clinical. Income from operations in our clinical business was $9.0 million in 2002 compared to $0.9 million in 2001.

         INTEREST EXPENSE. Interest expense in 2002 was $13.3 million, a reduction of $4.4 million, or 25%, from $17.7 million in 2001. In the first half of 2002, interest expense increased by $3.3 million compared to the equivalent period in 2001. This increase was due principally to increases in borrowings used to finance the acquisition of ClinTrials in April 2001. Immediately following our initial public offering, at the start of the third quarter of 2002, we refinanced our outstanding bank borrowings and our 10% unsecured subordinated loan stock due 2008 using proceeds from the offering, borrowings under a new bank credit facility and our existing cash resources. As a result, our total debt declined from $223.1 million to $74.3 million at July 31, 2002. At the time this debt was refinanced, we wrote off $2.0 million of deferred debt issue costs relating to the facilities we replaced. Principally as a result of this reduction in total debt our interest expense for the six months ended December 31, 2002 was $9.1 million lower than our interest expense for the corresponding period in 2001. In the fourth quarter of 2002, our interest expense includes a charge of $1.1 million, reflecting a mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002. The interest expense of $17.7 million that we incurred in 2001 included a charge of $2.1 million, reflecting a mark-to-market revaluation of our previous interest rate hedges and $0.6 million of write off of deferred debt issue costs relating to bank facilities replaced at the time of the ClinTrials acquisition in 2001.

         PROVISION FOR INCOME TAXES. Our provision for income taxes in 2002 was $5.7 million, or 18% of adjusted income before taxes of $32.3 million (calculated without giving effect to the compensation expense and stamp duty taxes of $54.6 million). U.K. and Canadian Federal research and development tax credits amounted to $7.5 million, or 22% of adjusted income before taxes. In 2001 our provision for taxes was $1.9 million on losses before income taxes of $3.2 million. This provision in 2001 was required because, even though we reported a loss on a consolidated basis for that year, a number of our subsidiaries were profitable.

FISCAL 2001 COMPARED TO FISCAL 2000

         NET SERVICE REVENUE. Net service revenue in 2001 was $156.3 million, an increase of $90.8 million, or 138%, over 2000 net service revenue of $65.5 million.

         Pre-clinical. Net service revenue in 2001 was $95.2 million, an increase of $50.1 million, or 111%, over revenues of $45.1 million in 2000. The acquisition of the Canadian pre-clinical operations of ClinTrials in April 2001 increased net service revenue in 2001 by $48.2 million, or 107%. Net service revenue for the original Inveresk Research pre-clinical operations increased by $1.9 million, or 4%. Net service revenue for the original Inveresk Research pre-clinical operations when expressed in local currency, pounds sterling, grew by 10% in 2001. Net service revenue from our acquired Canadian pre-clinical operations increased by $5.0 million, or 12%, for the period from April 6, 2001 (the date we acquired ClinTrials) to December 30, 2001 over revenues of $43.2 million in the comparable period from April 2000 to December 31, 2000 when such operations were under prior ownership. Net service revenue for our Canadian pre-clinical operations when expressed in local currency, Canadian dollars, grew by 16% in 2001. Both of our pre-clinical facilities experienced strong demand for their services in 2001. The utilization rates in both of our operations also increased in 2001, permitting the pre-clinical segment to further improve its business mix by increasing the proportion of its revenues represented by higher value-added safety and pharmacology evaluation services. Our laboratory sciences and clinical support operations also continued to experience increased revenue levels in 2001.

         Clinical. Net service revenue in 2001 was $61.1 million, an increase of $40.7 million, or 200%, over revenues of $20.4 million in 2000. The acquisition of ClinTrials in April 2001 increased net service revenue in 2001 by $40.3 million, or 198%. Net service revenue at the original Inveresk Research clinical development operations increased by $0.4 million, or 2%. Net service revenue for the original Inveresk Research clinical operations when expressed in local currency, pounds sterling, grew by 7% in 2001. Net service revenue in the acquired ClinTrials clinical trials operations increased by $2.1 million, or 5%, over revenues of $38.3 million in the comparable period from April 2000 to December 31, 2000. Our clinical trials management business experienced stronger demand for its services in 2001. Our Phase I clinical trials operation benefited from expanded capacity for the whole of 2001 and improved business mix. Our Phase II-IV revenues increased as the result of a full year's revenues from the opening of our offices in Prague and Warsaw in 2000 and from increased stability in the client base at the acquired ClinTrials clinical operations.

         DIRECT COSTS EXCLUDING DEPRECIATION. In 2001 direct costs excluding depreciation totaled $84.0 million, an increase of $47.9 million, or 132%, from $36.1 million in 2000. These costs were 53.7% of net service revenue in 2001 compared to 55.1% in 2000.

         Pre-clinical. Direct costs excluding depreciation in 2001 were $45.0 million, an increase of $22.3 million, or 98%, over costs of $22.7 million in 2000. In 2001 these costs were 47.2% of net service revenue, compared to 50.2% in 2000. Both of our pre-clinical facilities contributed to improved margins in 2001. This was attributable to more efficient use of our facilities, an improvement in the business mix and continuing attention to cost control.

         Clinical. Direct costs excluding depreciation in 2001 were $39.0 million, an increase of $25.6 million, or 190%, over costs of $13.5 million in 2000. In 2001 these costs were 63.8% of net service revenue, compared to 66.0% in 2000. The margin improvement in 2001 was due primarily to stronger demand for our services, improved pricing and continuing attention to cost control, as well as restructuring measures undertaken within the acquired ClinTrials clinical operations.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. In 2001 selling, general and administrative expenses totaled $41.9 million, an increase of $28.1 million, or 203%, from $13.8 million in 2000. Selling, general and administrative expenses in 2001 were 26.8% of net service revenue in 2001 compared to 21.1% in 2000.

         Pre-clinical. Selling, general and administrative costs in 2001 were $21.9 million, an increase of $12.1 million, or 122%, over costs of $9.8 million in 2000. Selling general and administrative costs increased from 21.8% of net service revenue in 2000 to 23.0% in 2001. The increased level of costs was associated with additional investment in infrastructure, including quality assurance and information technology, to support the growth of our pre-clinical business. This was offset partially by transaction exchange gains totaling $1.2 million arising mainly in our Canadian operations.

         Clinical. Selling, general and administrative costs in 2001 were $15.6 million, an increase of $13.3 million, or 586%, over costs of $2.3 million in 2000. Selling, general and administrative expenses increased from 11.2% of net service revenue in 2000 to 25.6% in 2001. This increase is wholly attributable to the higher cost structure levels in the acquired ClinTrials clinical development operations. The selling, general and administrative costs in our original Inveresk Research clinical operations, as a percentage of net service revenues, marginally declined from 2000 levels. The clinical development operations acquired with ClinTrials were unprofitable at the time they were acquired, which resulted primarily from an excessive overhead cost structure. We have successfully implemented a restructuring plan in the acquired ClinTrials European clinical business. This resulted in a reduction in head count and the relocation of certain operations from Maidenhead in England to more cost-effective locations in Scotland. Additional cost reduction measures were undertaken in the ClinTrials U.S. clinical development operations.

         Corporate overhead. The 160% increase in these costs during 2001 is attributable to the increased corporate overhead following the ClinTrials acquisition.

         AMORTIZATION OF INTANGIBLE ASSETS. In 2001 amortization of intangible assets totaled $7.9 million ($4.3 million relating to our pre-clinical business and $3.6 million relating to our clinical business), an increase of $4.6 million, or 141%, from $3.3 million in 2000. The increase was due to the additional amortization resulting from the ClinTrials acquisition in April 2001. As described in the notes to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2002, our accounting policy relating to amortization of goodwill changed from January 1, 2002 such that, unless it is necessary to record an impairment of the goodwill values, we will not record any amortization of goodwill for any period beginning on or after January 1, 2002.

         INCOME FROM OPERATIONS. Income from operations in 2001 was $14.4 million, an increase of $6.7 million, or 86%, from $7.8 million in 2000. Income from operations in 2001 was 9.2% of net service revenue, compared to 11.9% in 2000.

         Pre-clinical. Income from operations increased by $11.9 million, or 194%, from $6.1 million in 2000 to $18.0 million in 2001 for the reasons set forth above.

         Clinical. Income from operations decreased by $2.5 million, or 73%, from $3.4 million in 2000 to $0.9 million in 2001, for the reasons set forth above.

         INTEREST EXPENSE. Interest expense in 2001 was $17.7 million, an increase of $10.2 million, or 135%, from $7.5 million in 2000. The main reasons for this increase were the additional borrowings that were used to finance the ClinTrials acquisition in April 2001 and deferred debt write off costs of $0.6 million at the time of the acquisition as a result of the renegotiation of our bank facilities at that time.

         PROVISION FOR INCOME TAXES. Provision for income taxes in 2001 was $1.9 million on losses before income taxes of $3.2 million. In 2000, the provision for income taxes was $0.7 million on profits before income taxes of $0.3 million.

QUARTERLY RESULTS FROM OPERATIONS

         Certain of our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results from operations. In addition, typically we generate a disproportionate amount of our net service revenue during the last three quarters of our fiscal year. We believe this results from the budgeting cycles of the pharmaceutical companies that use the initial part of their fiscal year to establish their objectives for the year. Because we generate a large proportion of our revenue from services billed at hourly rates, our net service revenue in any period is directly related to the number of employees and the number of hours worked by those employees during that period. Our results of operations in any one quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and nature of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, changes in the scope of our agreements with clients, employee hiring, holiday patterns, severe weather conditions, exchange rate fluctuations and other factors. We may also, in any given quarter, be required to make U.K. National Insurance contributions in connection with the exercise by certain of our U.K. resident employees of options issued prior to our initial public offering. We have only limited ability to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. Our effective tax rate also tends to fluctuate significantly which in turn affects our after-tax earnings. We believe that operating results for any particular quarter are not necessarily a meaningful indication of the health of our business or of future results.

         The following table sets out the unaudited quarterly consolidated financial data for the first two quarters of 2003 and the four quarters in the period January 1, 2002 to December 31, 2002. The unaudited quarterly consolidated financial data for the first two quarters of 2003 has been extracted from our Form 10-Q filings for the first two quarters of 2003. The unaudited quarterly consolidated financial data for 2002 has been prepared on a basis consistent with the audited consolidated financial data, which are included in our Form 10-K for the year ended December 31, 2002. In the opinion of management the quarterly data reflect all adjustments of a normal and recurring nature which are necessary to present fairly the results of operations for the quarterly periods.

                                                     QUARTER         QUARTER        QUARTER        QUARTER        QUARTER
                                     QUARTER          ENDED           ENDED          ENDED          ENDED          ENDED
                                      ENDED          MARCH 31,     DECEMBER 31,    SEPTEMBER       JUNE 30,      MARCH 31,
                                  JUNE 30, 2003        2003            2002        30, 2002          2002          2002
                                  -------------     ----------     ------------   -----------      --------      ---------
                                                                           (unaudited)
                                                    (Dollars in thousands except share and per share data)
Net service revenue
  Pre-clinical.................    $    42,231     $    36,329     $    36,092    $    35,236     $    36,367   $    34,479
  Clinical.....................         24,804          21,355          21,735         20,687          19,182        18,684
                                   -----------     -----------     -----------    -----------     -----------   -----------
                                        67,035          57,684     $    57,827    $    55,923     $    55,549   $    53,163
                                   -----------     -----------     -----------    -----------     -----------   -----------
Income (loss) from operations
  Pre-clinical.................         12,206           8,782     $    10,927    $    10,839     $    11,356   $    10,382
  Clinical.....................          2,797           2,263           3,107          2,786           2,381           770
Corporate overhead including
  stock offering,
  compensation and stamp
  duty expenses................         (2,062)         (2,474)         (2,056)        (1,930)        (51,614)       (5,920)
                                   -----------     -----------     -----------    -----------     -----------   -----------
                                        12,941           8,571     $    11,978    $    11,695     $   (37,877)  $     5,232
                                   -----------     -----------     -----------    -----------     -----------   -----------
Net income (loss)..............    $    10,159     $     7,377     $     9,403    $     7,339     $   (44,337)  $      (414)
                                   ===========     ===========     ===========    ===========     ===========   ===========
Earnings (loss) per share:
  Basic........................    $      0.28     $      0.20     $      0.26    $      0.21     $     (1.87)  $     (0.02)
  Diluted......................    $      0.27     $      0.20     $      0.25    $      0.20     $     (1.87)  $     (0.02)
Weighted average number of
  common shares outstanding:
  Basic........................     36,352,511      36,081,610      35,984,350     35,570,449      23,770,595    23,485,654
  Diluted......................     37,624,192      37,366,463      37,796,452     37,385,219      23,770,595    23,485,654
                                   -----------     -----------     -----------    -----------     -----------   -----------

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents totaled $21.8 million at June 30, 2003 compared with $19.9 million at December 31, 2002. Our principal sources of liquidity are cash flow from operations, borrowings under our credit facility and proceeds raised from the sale of our capital stock.

         On July 3, 2002, we completed our initial public offering of 12 million shares of common stock at a price of $13 per share. The net proceeds of the offering, together with drawings under the 2002 Bank Credit Facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008.

         On July 30, 2003 we repaid all of the borrowings drawn under the 2002 Bank Credit Facility using funds drawn down under our new 2003 Bank Credit Facility, which is described above.

         Working capital balances which arise from our contracts with customers comprise accounts receivable, unbilled receivables and advance billings. A summary of these balances over the past twelve months, together with the number of days billings that they represent, is set forth below.

                            JUNE 30, 2003       MARCH 31, 2003      DECEMBER 31, 2002   SEPTEMBER 30, 2002       JUNE 30, 2002
                         -------------------  -------------------  -------------------  -------------------  --------------------
                                     NO. OF               NO. OF               NO. OF               NO. OF                NO. OF
                          BALANCE   DAYS NET   BALANCE   DAYS NET   BALANCE   DAYS NET   BALANCE   DAYS NET   BALANCE    DAYS NET
                         ($'000S)    REVENUE  ($'000S)   REVENUE   ($'000S)    REVENUE  ($'000S)    REVENUE  ($'000S)     REVENUE
                         ---------  --------  ---------  --------  ---------  --------  ---------  --------  ---------   --------
Accounts receivable ...  $  36,428     53     $  36,289     57     $  39,266     64     $  34,184     57     $  35,323     59
Unbilled receivables ..     25,643     37        24,371     38        20,706     34        23,679     39        22,354     37
                         ---------    ---     ---------    ---     ---------    ---     ---------    ---     ---------    ---
Sub total..............     62,071     90        60,660     95        59,972     98        57,863     96        57,677     96
Advance billings.......    (40,840)   (59)      (40,625)   (64)      (41,415)   (68)      (36,734)   (61)      (33,656)   (56)
                         ---------    ---     ---------    ---     ---------    ---     ---------    ---     ---------    ---
                         $  21,231     31     $  20,035     31     $  18,557     30     $  21,129     35     $  24,021     40
                         =========    ===     =========    ===     =========    ===     =========    ===     =========    ===

         The impact of the above balances on our cash flow from operations for the first and second quarters of 2003 and for the last three quarters of 2002 was as follows:

                                       QUARTER      QUARTER         QUARTER         QUARTER         QUARTER
                                        ENDED        ENDED           ENDED           ENDED           ENDED
                                       JUNE 30,    MARCH 31,      DECEMBER 31,    SEPTEMBER 30,     JUNE 30,
                                         2003        2003            2002             2002            2002
                                      ---------    ---------      ------------    -------------     ---------
                                                                  (unaudited)
                                                             (DOLLARS IN THOUSANDS)
Cash inflow (outflow)
Accounts receivable including
unbilled receivables...............   $  (1,411)   $    (688)      $  (2,109)      $    (186)       $  (4,065)
Advance billings...................         215         (790)          4,681           3,078            4,012
                                      ---------    ---------       ---------       ---------        ---------
                                      $  (1,196)   $  (1,478)      $   2,572       $   2,892        $     (53)
                                      =========    =========       =========       =========        =========

         The cash generated by our operating activities was $17.0 million in the first six months of 2003, and $29.8 million in 2002, after paying $21.5 million of accumulated interest on our 10% unsecured subordinated loan stock due 2008 following our initial public offering. When compared to this, the cash flows relating to working capital movements are not a major factor affecting liquidity.

         Our scheduled debt repayments during the twelve months from June 30, 2003 to June 30, 2004 are $7.5 million under the 2003 Bank Credit Facility. We anticipate that our operating cash flow, together with available borrowings under our 2003 Bank Credit Facility and the net proceeds we receive from any offerings of common stock, will be sufficient to meet our anticipated future operating expenses, capital expenditures (including our planned expansions at our pre-clinical facilities) and debt service obligations as they become due over the next twelve months. Our corporate strategy of seeking continued growth contemplates the possibility of growth through strategic acquisitions of other businesses, should appropriate opportunities become available. If we decide to seek to acquire other businesses, we expect to fund these acquisitions from existing cash resources, through additional borrowings and, possibly, with the proceeds of sales of our capital stock. We also may pursue acquisitions in which the consideration we pay takes the form of our capital stock.

     First six months of 2003 compared to first six months of 2002

         Cash flow from operations in the first six months of 2003 was $17.0 million compared to $18.6 million in the first six months of 2002. Capital expenditures were $8.5 million compared to $12.8 million in 2002. The decrease in capital expenditures is mainly attributable to our pre-clinical operations in Canada where capital expenditure amounted to $3.2 million in the first six months of 2003 compared to $10.3 million in the first six months of 2002. This decrease arose because the first stage of the expansion in our Canadian pre-clinical operations was completed in December 2002. Planning for the next stage of expansion at these facilities is now underway, although work has yet to be commenced. We are also expanding our United Kingdom pre-clinical operations where capital expenditure amounting to $4.5 million in the first six months of 2003 was $2.1 million more than the prior year.

         In the first six months of 2003, we reduced the amounts drawn under our revolving credit facility by $10.0 million. In the first six months of 2002, we repaid $3.7 million of our bank debt.

     Fiscal 2002 compared to fiscal 2001

         Cash flow from operations in 2002 was $29.8 million after paying $21.5 million of accumulated interest on our 10% unsecured subordinated loan stock due 2008 following our initial public offering. Cash flow from operations in 2002 before deducting this interest was $51.2 million compared to $19.5 million in 2001. This reflects the significant increase in the size of our business as a result of the ClinTrials acquisition and also the improvement in operating results of all our businesses as described above. Capital expenditures were $25.5 million in 2002 compared to $11.1 million in 2001. This increase in capital expenditure is mainly attributable to the expansion of our pre-clinical operations in Scotland and Canada.

         The net cash outflow from our financing activities in 2002 was $0.1 million after giving effect to the completion of our initial public offering and related repayment of debt discussed above. In 2001, the net cash received from financing activities was $115.5 million, representing cash flows associated with the financing of the ClinTrials acquisition in April 2001.

     Fiscal 2001 compared to fiscal 2000

         Cash flow from operations in 2001 was $19.5 million compared to $12.7 million in 2000. Net cash used in investing activities in 2001 was $126.3 million compared to $6.8 million in 2000. The increase was due primarily to the acquisition of ClinTrials for $115.1 million net of cash acquired of $5.7 million. Capital expenditures in 2001 were $11.1 million compared to $6.8 million in 2000, the increase being accounted for primarily by capital expenditures at our acquired pre-clinical operations in Canada.

         Net cash flows from financing activities in 2001 were $115.5 million versus net cash flows used in financing activities of $3.1 million in 2000. The activities in 2001 consisted of the repayment of long-term debt amounting to $38.3 million, repayment of short-term debt of $3.0 million, the issue of new equity for $0.4 million and the receipt of proceeds from long-term borrowings, net of issue costs, of $156.4 million in connection with the financing arrangements for the acquisition of ClinTrials.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are subject to market risks arising from changes in interest rates and foreign currency exchange rates.

         Our primary interest rate exposure results from changes in LIBOR or the base rates that are used to determine the applicable interest rates under our bank credit facility. The 2002 Bank Credit Facility bore interest at LIBOR plus 1.25%. The 2003 Bank Credit Facility used to finance the acquisition of PharmaResearch and to repay the outstanding borrowings under the 2002 Bank Credit Facility in July 2003 bears interest at rates between LIBOR plus 1.25% and LIBOR plus 2.00%. The initial borrowings under the 2003 Bank Credit Facility bear interest at LIBOR plus 1.75%.

         In the third quarter of 2002 we cancelled the interest rate hedge agreements we used to hedge the interest exposure on our bank borrowings prior to our initial public offering. We subsequently entered into two new interest rate swap arrangements to hedge the interest rate exposure on our current bank borrowings. The first arrangement is an interest rate swap with a notional amount of $50 million, which expires on October 5, 2005. Under this agreement the LIBOR rate applicable to $50 million of bank debt is fixed at 2.98%. The second arrangement is an interest rate swap with a notional amount of $10 million, which expires on October 5, 2004. Under this arrangement the LIBOR rate applicable to $10 million of bank debt is fixed at 2.52%.

         As a consequence of these interest rate swaps, at June 30, 2003 we had no bank debt which is exposed to fluctuations in interest rates.

         We have not designated these interest rate swaps as hedges pursuant to FAS 133. As a consequence, we record, through the interest expense category in our statement of operations, any changes in the fair value of the swaps. The fair value of the swaps will fluctuate, mainly as a consequence of changes in market rates of interest. Accordingly, changes in market rates of interest can cause fluctuations in the level of our recorded interest expense from period to period. However, over the term of the swaps, the total LIBOR rates applicable to our bank borrowings will equate to the fixed rates of 2.98% on $50 million of debt and 2.52% on $10 million of debt as mentioned above.

         A significant proportion of the revenues of our Canadian business are earned in U.S. dollars. To date we have not attempted to hedge our exposure in terms of net service revenue and operating expenses. Fluctuations in the U.S. dollar / Canadian dollar exchange rate will give rise to translation exchange gains and losses. These gains and losses arise from the conversion of U.S. dollars to Canadian dollars and the retranslation of cash, accounts receivable and unbilled receivable balances and to a lesser extent accounts payable balances. On July 1, 2003 we entered into a forward contract to sell $14 million and buy Can$19.0 million on September 30, 2003. This contract will reduce our exposure to exchange gains and losses arising from the retranslation of the above balances during the life of the contract. The amounts of the U.S. dollar denominated balances held by our Canadian subsidiary fluctuate from time to time and based on the balances in the last six months of 2002 offset by the effects of the forward contract, we estimate that a hypothetical instantaneous 5% devaluation of the U.S. dollar compared to the Canadian dollar would give rise to an exchange loss in selling general and administrative expenses of approximately $0.2 million, before income tax effects. On the same basis, we estimate that a hypothetical instantaneous 5% devaluation of the Canadian dollar compared to the U.S. dollar would give rise to an exchange gain in selling, general and administrative expenses of approximately $0.2 million before income tax effects.

         Our consolidated financial statements are prepared in U.S. dollars. The functional currency of each of our subsidiaries is the local currency of the country in which the subsidiary is located. Our principal operating subsidiaries are located in the United Kingdom and Canada and together they accounted for 84% of our net service revenue in 2002. Accordingly, fluctuations in the exchange rates between pounds sterling, Canadian dollars and U.S. dollars will affect the translation of our results for financial reporting purposes.

         We also have exposure to foreign currency exchange rate fluctuations for the cash flows received from our foreign affiliates. This risk is mitigated by the fact that their operations are conducted in their respective local currencies, and it is not our intention to repatriate earnings prospectively.

         We do not use financial instruments for trading or other speculative purposes.

         Management does not believe that inflation in past years has had a significant impact on our results from operations. Management believes that, if inflation were to affect our costs significantly in the future, we would seek to offset the effect of inflation and to maintain our operating margins by increasing the amounts we charge our clients.

                                    BUSINESS

OVERVIEW

         We are a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries. Through our pre-clinical and clinical business segments, we offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. We are one of a small number of drug development services companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. Our client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. We completed our initial public offering of common stock in July 2002.

         Below is a summary of our financial results in 2002, adjusted to reflect the impact of certain charges recorded in the first and second quarters of 2002 which we do not expect to recur. We believe this non-GAAP adjusted financial data more clearly reflects our underlying financial and operational performance and provides a more appropriate basis for comparison (i) to historical and future financial performance, and (ii) to the reported results of comparable businesses.

                                                                   YEAR ENDED                         YEAR ENDED
                                                                   DECEMBER 31,                       DECEMBER 31,
                                                                  2002 REPORTED      ADJUSTMENT      2002 ADJUSTED
                                                                  -------------      ----------      -------------
                                                                               (Dollars in thousands)
Net service revenue...........................................     $  222,462        $       --       $   222,462
Income (loss) from operations.................................         (8,972)           54,565            45,593
Net income (loss).............................................        (28,009)           54,565            26,556

         The adjustment to our reported 2002 financial results set forth above comprises: (i) a non-cash charge of $4.5 million arising from the amendment and exercise of an employee's stock options; (ii) a non-cash compensation charge of $48.5 million incurred at the time of our initial public offering in respect of stock options and other equity-based compensation arrangements; and (iii) a $1.5 million charge for stamp duty taxes in respect of the change of our ultimate parent company that we completed shortly before and in connection with our initial public offering. Our 2002 net income (loss) is also net of $13.7 million of interest expense.

         During the six months ended June 30, 2003 our business generated net service revenue of $124.7 million and income from operations of $21.5 million, net of $0.7 million of expenses incurred in respect of a withdrawn stock offering.

         PRE-CLINICAL. Our pre-clinical development business was established over 35 years ago, employs approximately 1,800 people and operates from two principal facilities, one located in Tranent, Scotland and the other in Montreal, Canada. This business segment provides pre-clinical safety and pharmacology evaluation and laboratory sciences services (including clinical support services). In 2002 and for the six months ended June 30, 2003, our pre-clinical business segment generated net service revenue of $142.2 million and $78.6 million, respectively, and income from operations of $43.5 million and $21.0 million, respectively. Based upon net service revenue, we estimate that we are the third largest provider of pre-clinical safety evaluation services in the world. Our pre-clinical business has a diverse client base, with no single client representing more than 7.5% of our net service revenue in 2002. More than 85% of the 2002 net service revenue from our pre-clinical business was generated from repeat clients.

         We anticipate continued growth in demand for our pre-clinical development services. During 2001, 2002 and the six months ended June 30, 2003 we invested over $32 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to make significant additional investments in both facilities during the remainder of 2003 and in 2004. We expect to fund this expansion primarily with cash generated from our operations.

         CLINICAL. Our clinical development business was established in 1988 and operates from 15 facilities located across the United States and Europe, employing approximately 750 people. This business segment conducts Phase I clinical trials and provides Phase II-IV clinical trials management services (including medical data sciences services and regulatory support). In 2002 and for the six months ended June 30, 2003, our clinical development business segment generated net service revenue of $80.3 million and $46.2 million, respectively, and income from operations of $9.0 million and $5.1 million, respectively. Our 62-bed clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years. The global infrastructure of our clinical development business permits us to offer our clients multi-country Phase II-IV clinical trials, as well as smaller single-country projects.

CORPORATE HISTORY AND INITIAL PUBLIC OFFERING

         Prior to 1999 we operated as a division of SGS Societe Generale de Surveillance SA. In September 1999 we were acquired in a management buyout supported by Candover Investments PLC. As a result of that transaction, Candover Investments PLC and certain of its affiliated entities became our principal stockholders and Inveresk Research Group Limited, a newly created Scottish company, became the ultimate holding company for the Inveresk Research group of companies. In April 2001 we acquired a Nasdaq-traded company, ClinTrials Research Inc., for $115.1 million, net of cash acquired of $5.7 million. ClinTrials provided drug development services, with significant pre-clinical operations in Canada and clinical operations primarily in the United States and Europe. We subsequently implemented a major restructuring of ClinTrials' clinical business and, since the time we acquired it, its profitability has improved significantly.

         On June 25, 2002 we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of Inveresk Research Group Limited (our former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company) and all of the holders of options to purchase shares of Inveresk Research Group Limited exchanged those options for options to purchase shares of common stock of Inveresk Research Group, Inc. With the exception of the incurrence of U.K. stamp duty charges of $1.545 million, this transaction had no impact on our consolidated assets or liabilities.

         On July 3, 2002, we completed our initial public offering of 12 million shares of common stock, at a price of $13 per share. At the same time, we put in place a new bank credit facility. The net proceeds from the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. As a result, our aggregate outstanding indebtedness was reduced from approximately $223 million to approximately $74 million.

         On July 29, 2003 we completed our acquisition of PharmaResearch Corporation, a provider of Phase II-IV clinical trials management services based in the United States and with offices in the United Kingdom, France and Spain. In 2002 PharmaResearch Corporation generated net service revenue of $40.6 million income from operations of $4.8 million. We acquired PharmaResearch Corporation for $37.1 million, net of cash acquired. At the same time we entered into a new $150 million bank credit facility to fund the acquisition of PharmaResearch Corporation and to repay all the outstanding principal and interest under our former bank facility.

THE NEW DRUG DEVELOPMENT PROCESS

         Every drug must undergo extensive evaluation and regulatory review to determine that it has the required quality and is both safe and effective for its intended purpose. The drug development process in the United States is regulated by the United States Food and Drug Administration (the "FDA"). A similar process of evaluation and review must be undertaken in other parts of the world, including in Europe and Japan (which together with the United States presently are the three biggest and most important pharmaceutical markets). Except as otherwise indicated, the regulatory approval process described below is the one that applies in the United States. The approval procedure and the time required for approval vary from country to country and may involve additional evaluation.

     Pre-clinical Evaluation

         Once a drug candidate is identified for development, it will enter the pre-clinical development stage. Pre-clinical evaluation generally lasts from one week to three years (long-term repeat dose studies). It is comprised of both in vitro ("test tube" based) and in vivo (animal based) studies conducted to establish the toxic effects of a drug and how it is absorbed, distributed and cleared from the body. Initially, acute, or short-term, toxicology studies are conducted to ascertain the noxious characteristics of the drug on target organs, following which an investigational new drug application will typically be made. Longer-term chronic safety studies to determine the drug's longer-term safety and toxicological profile, such as carcinogenicity studies, will typically run in parallel with Phase II clinical trials.

     Investigational New Drug Application

         In the United States, when the results of pre-clinical evaluation have addressed the regulatory requirements of the FDA, an investigational new drug application is filed with the FDA to seek authorization to begin human testing (Phase I clinical trials) of the drug candidate. An Institutional Review Board, comprised of appropriate experts and lay persons at the hospital or clinic where the initial Phase I studies will be conducted, must review and approve the study. The Institutional Review Board also continues to monitor the study throughout its duration. A similar process must be undertaken elsewhere, including in other major pharmaceutical markets in Europe and Japan.

     Clinical Trials

         Clinical development generally lasts from three to seven years and is usually comprised of four sequential phases, with multiple studies conducted within each phase.

     Phase I

         Phase I trials are usually conducted on healthy volunteers, initially from 20 to 80 persons, to identify basic tolerability and safety data as well as absorption, metabolism, excretion and pharmacological actions. This phase of development generally takes six months to one year to complete and offers an early indication of the side effects of the drug, how the drug works, how it might be affected by other drugs, where it goes in the body, how long it remains active and how it is broken down and eliminated from the body. Additional Phase I studies are undertaken in parallel with Phase II - III clinical trials to profile further the compound being evaluated.

     Phase II

         Phase II trials are conducted on a small number of patients who suffer from a targeted disease or condition, typically 100 to 400 people. Phase II development generally lasts for up to two years and offers the first evidence of efficacy and determines the optimum dose for the drug. It also helps to provide additional safety data.

     Phase III

         Phase III trials are conducted on several hundred to several thousand patients who suffer from the targeted disease or condition. Phase III development generally lasts for up to two to three years and is intended to provide information on drug safety and efficacy, an evaluation of the risk-benefit relationship for the drug, and information for the adequate labeling of the product. It involves numerous multinational investigational sites, where patients participating in the trial will be enrolled, the drug administered and the patient monitored.

     Regulatory Review and Approval

         After the completion of all three clinical trial phases, if the sponsor concludes that there is evidence that the drug is safe and effective, a New Drug Application ("NDA") is filed with the FDA. The NDA must contain all of the information on the drug gathered to that date, including the results of all pre-clinical and clinical studies, information about the drug's composition and the sponsor's plans for producing, packaging and labeling the drug.

The FDA undertakes an in-depth review of the NDA which can last from several months to several years. Drugs that successfully complete this review may be marketed in the United States, subject to the conditions imposed by the FDA in its approval.

     Phase IV or Post-Marketing Clinical Studies

         As a condition of granting marketing approval, the FDA may require that a sponsor continue to conduct additional clinical trials, known as Phase IV or post-marketing clinical studies, to monitor long-term risks and benefits, study different dosages, or evaluate different safety and efficacy in target patient populations.

     Pharmacovigilance

         Any serious adverse events that are identified after a drug has been launched in the market must be submitted to the regulatory authorities in all markets where the product is licensed. Therefore, even after a drug has been approved and launched in the market, there is a need for ongoing pharmacovigilance and safety monitoring for any adverse drug reactions, drug interactions and safety issues with the drug that may become apparent only when the drug is in general use.

INDUSTRY BACKGROUND

GENERAL

         Discovery and development of new drugs is a lengthy and complex process and is becoming increasingly expensive. The Tufts Center for the Study of Drug Development estimates the current average cost to develop an approved drug to be $897 million, more than three times the estimated cost in 1987.

         Most major pharmaceutical companies depend on the development of a steady succession of new drugs for their future profitability. Accordingly, these companies invest extensively in the research and development of new drugs. There are major risks associated with the research and development process, given the high cost of developing new drugs and the significant possibility that a drug candidate will not succeed. Pharmaceutical companies are seeking in many cases to manage these risks by pursuing the parallel development of multiple compounds with similar potential applications (to mitigate the risk of product failure), while at the same time pursuing strategies to contain costs. Further, since the profitability of a drug is greatest while it enjoys market exclusivity, pharmaceutical companies continually seek ways to shorten the time from drug discovery to marketing.

         In response to these trends, pharmaceutical companies are increasingly relying on independent drug development services companies, such as Inveresk Research, to supplement their internal drug development activities. The greater role of biotechnology and specialty pharmaceutical companies in the drug discovery and development area has also increased demand for the services of independent drug development services companies, like Inveresk Research, particularly because they often do not have the expertise or capital to build the internal capability required to undertake pre-clinical and clinical development of their drug candidates.

         According to Frost & Sullivan, the pharmaceutical and biotechnology industries spent approximately $50.6 billion on global research and development in 2001, of which approximately $9.8 billion is estimated to be outsourced to providers of drug development services.

         While there are numerous drug development services companies, including Inveresk Research, offering clinical development services, there are only a small number of companies able to offer a full range of sophisticated pre-clinical and clinical development services on a worldwide basis. Barriers to entry include:

     - availability of capital to invest in infrastructure (including capital equipment and labor), particularly in connection with the pre-clinical and Phase I business;

     -   broad experience in sophisticated drug development;

     -   comprehensive databases;

     -   long-standing reputation for excellence; and

     - ability to manage complex clinical trials involving large patient populations in numerous countries simultaneously.

INDUSTRY TRENDS

     General

         The drug development services industry has evolved from providing limited pre-clinical or clinical trials services in the 1970s to a full-service industry today that encompasses broader relationships with clients, covering the entire drug development process, including pre-clinical safety evaluation, pharmacology, study design, clinical trial management, data collection, statistical analysis, product support and regulatory services. Pharmaceutical companies are now using drug development services companies not only to cover gaps in capacity, but also to increase their skills base, help to control costs and reduce drug development timelines.

     Demand for New Drugs Based on Changing Population Demographics

         There is a strong demand in the marketplace to treat diseases such as cancer and HIV as well as illnesses associated with aging such as osteoporosis, arthritis and Alzheimer's disease. The development and testing of some of the compounds that treat such illnesses require complex clinical trials. In addition, the cost of developing therapies for chronic disorders, such as osteoporosis, arthritis and Alzheimer's disease, is higher because the treatments must be studied for a longer period to demonstrate their effectiveness and to determine any possible long-term side effects. The complexity and expense of these trials prompts pharmaceutical and biotechnology companies to outsource all or a portion of these trials to drug development services organizations to take advantage of the experience and expertise of such organizations in conducting complicated trials.

     Escalating Research and Development Expenditures by Pharmaceutical
     Companies

         Increases in global research and development expenditures by the major pharmaceutical companies have broadly tracked the increase in pharmaceutical revenues over the past ten years. The outsourcing of pre-clinical and clinical trials for pharmaceutical, biotechnology and medical device products is estimated to be growing at least as much as the rate of growth in global research and development expenditures by major pharmaceutical companies.

     The Growth of the Biotechnology Industry

         The United States, European and Japanese biotechnology industries and the number of drugs produced by them have grown substantially over the past decade. According to the Biotechnology Industry Organization, 35 new biotechnology drugs and vaccines received approval in 2002 compared with seven in 1993. The biotechnology industry is expected to increase its expenditure on drug development in the coming years. Biotechnology companies typically do not have the staff, operating procedures, experience or expertise in-house to conduct their own pre-clinical testing or clinical trials. In addition, while biotechnology companies have historically sought to defray the costs of pre-clinical and clinical development by licensing their products to pharmaceutical companies, they are now increasingly seeking to license out their technology at a later stage of clinical development.

     The Emergence of New Research and Development Technologies

         Over the past 20 years, technological advances have dramatically changed the drug discovery process. New and improved technologies have evolved such as combinatorial chemistry, ultra high-throughput screening, new in vitro and in vivo pre-clinical profiling techniques, and the evolution in genetic-based drug research commonly referred to as genomics and proteomics. The objective of these innovations is to find more drug targets and to screen against targets much more quickly with literally millions of chemical compounds. This process should produce many more molecules having the ability to affect biological activity. The increased numbers of drug candidates will make it imperative that the development and regulatory processes be rapid and cost-effective. Pharmaceutical and biotechnology companies may also find that they do not have sufficient internal development resources or know-how to cope with the increased number of new drug candidates emerging as a consequence of the emergence of new technologies. These resource shortages are expected to increase demand for the services of drug development services companies.

     The Need for Improved Productivity and Cost Effectiveness

         Pharmaceutical companies face increased pressure and competition to bring new drugs to market in the shortest possible time. The development time of a potential new drug is crucial to the competitive advantage and profitability of that drug because it determines the market exclusivity available to a pharmaceutical company to recoup its research and development expenditure. We believe that drug development services organizations are able to perform the needed services with a higher level of expertise or specialization, and more quickly, than a pharmaceutical company could perform such services internally.

     The Increasingly Complex and Demanding Regulatory Environment

         Increasingly complex and stringent regulatory requirements throughout the world have increased the volume of high quality data required for regulatory filings and escalated the demand for data collection and analysis during the drug development process. As regulatory requirements become more complex, we believe the pharmaceutical and biotechnology industries will increasingly outsource to drug development services organizations to take advantage of their data management and regulatory expertise, technological capabilities and global presence.

     Globalization of Clinical Research Development

         With the increasing cost of new drug development, pharmaceutical companies are increasingly attempting to maximize returns from a given drug by pursuing regulatory approvals in multiple countries simultaneously rather than sequentially. A pharmaceutical company seeking approval in a country in which it lacks experience or internal resources will frequently turn to a drug development services organization for assistance in interacting with regulators or in organizing and conducting clinical trials.

STRATEGY

         We believe the increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our pre-clinical and clinical businesses profitably. Our strategy is to build upon our core pre-clinical and clinical development expertise and to further our reputation as a provider of a comprehensive range of high quality, value-added drug development services. Our aim is to become the leading research and development partner to the pharmaceutical and biotechnology industries. We anticipate achieving this strategy primarily through:

     Continuing to Invest in Our Pre-clinical Facilities in Tranent and Montreal to Meet Increased Demand for our Services

         We intend to expand further our pre-clinical business organically to meet the anticipated continued growth in demand for pre-clinical development services. During 2001 and 2002, we invested over $35 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to devote substantial resources in the future towards enlarging our pre-clinical operations, with additional expansion of our facilities in both Montreal and Tranent planned for completion in 2003 and 2004. The planned facilities expansion will provide us with additional capacity to provide toxicology and laboratory sciences services and will increase our clinical support capacity and our ability to conduct additional pre-clinical safety pharmacological evaluation studies.

     Leveraging our Phase I Capabilities

         We intend to continue to maintain and enhance our position in the provision of Phase I clinical development services by building on our core competence and global reputation for first administration of drugs to

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man. We will also consider selected geographic expansion of our Phase I capability and have undertaken feasibility studies to assess the attractiveness of expanding our Phase I capability in Europe and North America.

     Continuing to Position our Phase II-IV Clinical Development Business as a Provider of Higher Value-added Services

         Inveresk Research established a highly successful and profitable Phase II and III clinical trials business over many years. Our acquisition of ClinTrials in 2001 provided a geographic network, an additional client base and enhanced personnel allowing expanded access to important European and North American markets. Through the combination of our successful business approach and high quality service offering and our capacity to deliver large or small projects on an international or national scale, we provide high quality services that accurately and efficiently address our clients' needs.

     Further Leveraging the Cross-selling Opportunities Between our Pre-clinical and Clinical Business Segments

         Our two business segments are complementary. Our ability to offer a comprehensive range of pre-clinical and clinical development services in an integrated manner will permit us to differentiate our clinical trials services business in the marketplace. In addition, our laboratory sciences business within the pre-clinical business segment will have the opportunity to source additional clinical support assignments through our clinical development business segment.

     Augmenting our Pre-clinical and Clinical Development Capabilities and Market Share by Making Strategic Acquisitions

         We intend to consider selective acquisitions designed to expand or complement our existing services and our ability to service our clients. We believe our approach to acquisitions is a disciplined one that seeks to focus on businesses that are a sound strategic fit and that offer the prospect of enhancing stockholder value. This strategy may include geographic expansion of an existing core service or an extension or strengthening of one of our core services. Our recent acquisition (in July 2003) of PharmaResearch Corporation reflects the implementation of this strategy.

OUR SERVICES

     General

         We provide a full range of product development services on a worldwide basis. During 2002, we derived approximately 88% of our net service revenue from services that we provide to the pharmaceutical and biotechnology industries. We also service the product development needs of the veterinary products, agrochemical and chemical industries. One of our primary objectives is to assist our clients to optimize the time for new product development and provide regulatory advice and direction.

         Our pre-clinical development services business offers pre-clinical safety evaluation and pharmacology services as well as selected laboratory sciences services. Our clinical development services business offers a wide range of drug development services including Phase I clinical safety evaluation, Phase II-IV clinical trials and regulatory services. Our approach is to work in partnership with our clients, providing regulatory advice and direction and tailoring our services to their requirements at every stage of a project.

     Pre-clinical Development Services

         Our pre-clinical development services business offers a broad range of services including pre-clinical safety evaluation, pharmacology and laboratory sciences. In 2002, this business segment generated net service revenue of $142.2 million and income from operations of $43.5 million.

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    Pre-clinical Safety

         We conduct pre-clinical safety evaluation studies and pharmacological services in our facilities located in Tranent and Montreal. We conduct product development and safety evaluation programs, involving both mammalian and in vitro toxicology and we have the necessary resources in specialist ancillary groups to support fully toxicology studies and provide a complete safety evaluation service. We perform standard or tailored safety evaluation studies designed to satisfy the needs of our clients and the different requirements of regulatory agencies across the world. Both of our facilities are compliant with the regulations imposed by the regulatory authorities in North America, Europe and Japan including Good Laboratory Practice ("GLP"). We are one of the few Western drug development services organizations with an established market presence for pre-clinical development services in Japan.

         The design of each study is agreed with the client at the beginning of the study and set out in a protocol. We also establish a development strategy for each pre-clinical study with input from our scientific, medical and regulatory teams. This integrated process is aimed at reducing the time taken to bring a product through pre-clinical testing to the first human studies.

         Pre-clinical safety evaluation and pharmacological services that we undertake on behalf of our clients are wide-ranging and include:

     - PRE-CLINICAL TOXICOLOGY STUDIES designed to detect physiological, biochemical and hematological, neurological and pathological effects of a pharmaceutical candidate;

     - GENETIC TOXICOLOGY STUDIES conducted on materials to assess the potential for induction of genetic mutations or chromosomal damage. Materials that we test include pharmaceuticals, industrial chemicals, food additives and agrochemicals;

     - IMMUNOTOXICOLOGY STUDIES designed to detect, in vitro, the effects of a pharmaceutical candidate on the human immune system;

     - BIOANALYTICAL CHEMISTRY STUDIES undertaken to provide a quantitative analysis of parent compounds (pharmaceutical candidates) and metabolites in a variety of biological matrices. These studies play a pivotal role in providing support for toxicology studies; and

     - TOXICOKINETIC EVALUATIONS designed to assess how a pharmaceutical candidate is absorbed by and eventually eliminated from the body. These studies are important for interpreting toxicology findings and providing information to support clinical studies.

         In addition, we have an established reputation in the field of specialist toxicology safety evaluation services relating to specific routes of administration, including infusion and inhalation studies, highly specialized areas in which we have experienced increasing demands for our services.

         We utilize modern, industry-standard validated software systems wherever possible to assist in the collection, analysis and reporting of toxicology data.

     Laboratory Sciences

         We provide a wide range of laboratory-based analytical services, primarily to the pharmaceutical and biotechnology industries. These services are provided from our laboratories located in Tranent and Montreal. Both facilities are compliant with the regulations imposed by the regulatory authorities in North America, Europe and Japan including GLP.

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         The laboratory science services we offer to our clients include the following:

     - BIOANALYTICAL SERVICES -- our bioanalytical group specializes in the quantitative analysis of drug candidates and metabolites in biological fluids and tissues to support toxicokinetic and clinical investigations. Over the past five years we have made considerable investment, including in LC/MS/MS technology, and in facilities and instrumentation;

     - DRUG METABOLISM SERVICES -- our drug metabolism group has more than 25 years experience in a range of in vivo and in vitro ADME (absorption, distribution, metabolism and elimination) disciplines. Our in vitro group supports discovery and development programs and performs studies to investigate metabolic stability, P450 induction and inhibition, reaction phenotyping, extrahepatic and non-P450 metabolism and drug absorption. Our in vivo metabolism group conducts studies to investigate the disposition of radio labeled and non-radio labeled test items, both in pre-clinical and in clinical studies;

     - CLINICAL SUPPORT SERVICES -- our clinical pathology laboratory offers a full range of services from clinical chemistry and hematology to more specialized molecular and microbiology techniques (e.g. clinical immunology, genotyping and PCR and flow cytometry) and biochemical pharmacology (particularly for drugs targeting cardiovascular disease). We expanded this pre-clinical research group first to support our own Phase I clinical safety evaluation segment and then further to become a central laboratory for international multi-center clinical trials;

     - PRODUCT CHARACTERIZATION AND STABILITY TESTING -- we offer a range of chemistry quality-testing services and can test a wide range of drug candidates and products including demonstration that the source material is free from detectable contaminants, demonstration that the manufacturing process is capable of removing and/or inactivating contaminants, characterization of the product and demonstration of the storage stability of the product.

         We also offer a wide range of studies to register new compounds and support existing materials worldwide for the agrochemical, animal health, biocide and chemical industries. In addition to the services described above, we carry out environmental toxicity and related investigations, environmental fate studies, veterinary clinical trials, livestock studies, plant metabolism studies and field trials for agricultural products on behalf of these clients.

     Clinical Development Services

         Our clinical development services business offers a broad range of services including Phase I clinical safety evaluation, Phase II-IV clinical trials services (including medical data sciences) and regulatory support. In 2002, this business segment generated net service revenue of $80.3 million and income from operations of $9.0 million.

     Phase I Clinical Safety Evaluation

         Our Phase I clinical safety evaluation service is designed to lead pharmaceutical candidates rapidly from pre-clinical development through Phase I tolerability assessments to explore the human pharmacology. Blending the experience of our physicians, scientists, project managers and specialist nursing staff, we can design for our clients an optimal program for the early and later stage development of their drug candidates. We are one of the few drug development services organizations worldwide able to offer this breadth of service.

         We conduct Phase I safety evaluations at our facility in Edinburgh which is capable of housing up to 62 volunteers at any one time. This facility is in close proximity to our laboratory sciences segment in Tranent, which is responsible for performing the analysis of biological samples generated by our Phase I clinic, guaranteeing fast response times. All of our volunteers go through an intensive screening process to ensure suitability for our studies.

         One of our core competencies is our ability to provide in-depth analysis of the results of Phase I clinical safety evaluation and meaningful information for our clients with respect to the product being tested.

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

         Our clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years.

     Phase I Trials in Patients and Special Populations

         We conduct Phase I trials in patients for specific indications at investigational sites throughout the United States. We also have the ability to undertake special population studies, including in groups such as the elderly, post-menopausal women or patients with specific diagnoses, such as renal failure or asymptomatic HIV disease.

     Phase II-IV Clinical Development

         From our 15 offices worldwide, we can manage every aspect of clinical trials from clinical development plans and protocol design to New Drug Applications. In addition to providing small or single site studies, we have the ability to conduct large international multi-center trials. We also have extensive experience in managing small, medium and large trials in many parts of the world. We have a proven track record of managing integrated projects in Europe and North America, as well as single-continent and country specific projects, culminating in regulatory filings. We have supported studies in over 20 countries, working in 17 different languages.

         We offer customized program management to coordinate and manage a clinical trial development program. The design of each study is agreed with the client at the beginning of the study and set out in a protocol.

         As part of conducting clinical trials, we provide the following core services, either on an individual or integrated basis, depending on our clients' needs:

     - STRATEGY DEVELOPMENT -- in the initial planning stages, we provide advice on clinical development strategy, program content and its critical decision points;

     - STUDY DESIGN -- in the critical area of study design, we assist clients in protocol design and prepare study protocols and case report forms taking into account current products and competing clinical trials with a view to building an effective database for regulatory authorities and post-marketing studies;

     - INVESTIGATOR RECRUITMENT -- during a clinical trial, physicians, also referred to as investigators, supervise the administration of the drugs to patients. We solicit the participation of investigators, who contract directly either with our clients or us. We maintain, and continually expand and refine, our investigator databases containing information regarding our experience with these investigators, including factors relevant to rapid study initiation, patient enrollment and quality of participation;

     - PROJECT MANAGEMENT -- our skilled project management professionals oversee all aspects of our work on Phase II, III and IV clinical studies. They are responsible for overall service delivery to a client, working to ensure that studies proceed to agreed milestones on agreed terms, and for communicating with the client promptly and accurately on all relevant matters. Good project management plays a vital role in successful completion of a study;

     - QUALITY ASSURANCE -- all of our activities are audited by staff independent of the study to ensure the quality and compliance. We also offer this service to our clients;

     - PATIENT RECRUITMENT SERVICES -- we assist our clients in recruiting patients to participate in clinical trials through investigator relationships, media advertising and other methods;

     - STUDY MONITORING -- we provide study-monitoring services by visiting investigator sites. These visits ensure that data is gathered according to Good Clinical Practice, the requirements of the sponsor, and other applicable regulations. Monitoring staff and project managers provide training to investigators and hospital staff, both on study and protocol specific matters, and, as necessary, on the regulatory requirements associated with the particular study. As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on case report forms and laboratory reports. Specially trained Clinical

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         Research Associates ("CRAs") collect the data from study sites. CRAs visit sites regularly to ensure that the case report forms are completed correctly and that all data specified in the protocol are collected. We review case report forms for consistency and accuracy before we enter their data into an electronic database for purposes of medical and statistical analysis;

     - CLINICAL DATA MANAGEMENT -- our data management professionals assist in the design of protocols and case report forms, as well as training manuals and training sessions for investigational staff, to ensure that data are collected and coded in an organized and consistent format. Databases are designed according to the analytical specifications of the project and the particular needs of the sponsor. We provide clients with data abstraction, data review and coding, data entry, database verification and editing and problem data resolution. We have expertise in electronically capturing and using diverse study data from different locations and we have invested in our data management capability to ensure the provision of current technology, experienced resources and innovative ideas;

     - BIOSTATISTICAL ANALYSIS -- our biostatistics professionals provide biostatistical consulting, database design, data analysis and statistical reporting. They often participate in assessing the number of patients required in particular programs and trials. Our biostatisticians provide sponsors with assistance in all phases of drug development. Biostatisticians develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the sponsor's individual objectives and report results according to the analysis plan. Additionally, biostatisticians assist our clients before panel hearings at the FDA;

     - MEDICAL WRITING SERVICES -- we write integrated clinical/statistical reports, manuscripts, risk/benefit assessment reports and regulatory submissions. These services are fully integrated with our other clinical services and are designed to reduce overall drug development time;

     - MEDICAL OVERVIEW -- throughout the course of a development program, our physicians provide a wide range of medical research and consulting services to improve the speed and quality of clinical development, including medical supervision of clinical trials and compliance with medical standards and safety regulation;

     - PRODUCT SAFETY -- we provide pharmacovigilance support for both full service and self-standing projects. We are experienced in writing safety narratives and reconciliation of Serious Adverse Events with the clinical database. In addition, in conjunction with our regulatory affairs group, we can provide regulatory reporting of all Serious Adverse Events to worldwide regulatory authorities;

     - PHASE IV STUDIES -- post-marketing studies are conducted after a drug has successfully undergone clinical efficacy and safety testing and the NDA has been submitted to the FDA. We offer a range of post-marketing studies, including: post-marketing surveillance (Phase IV trials); periodic safety update reports; support in regulatory agency liaison; advice on product claims and labeling; consumer acceptability studies; and pharmacovigilance; and

     - RX TO OTC SWITCHES -- we provide consultancy for and conduct specifically designed studies to support clients in switching product classifications from prescription only to over-the-counter (OTC) approvals, including labeling requirements and new indications.

     Regulatory Support

         Before a product can be launched in any country, it must be approved by the regulatory agency in that particular country. We offer comprehensive global regulatory product registration services at all stages of development for pharmaceutical and biotechnology products and have particular expertise with the regulations in Europe, North America and Japan. Our regulatory affairs experts review existing published literature, assess the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain registration in the most expeditious manner. Through this service, we help our clients determine the feasibility of developing a particular product or product line.

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CLIENTS AND MARKETING

         We provide product development services on a global basis to, among others, the pharmaceutical and biotechnology industries. In 2002, no single client accounted for more than 7.5% of our net service revenue and our top 20 clients together accounted for less than 45% of our net service revenue.

         Our pre-clinical business has historically been successful in maintaining clients, as is evidenced by the fact that more than 85% of our pre-clinical revenues in 2002 came from repeat clients. Our clinical operations are marketed primarily to our existing pre-clinical clients. In addition, we have appointed a business development manager who, together with a team of business development personnel, markets our clinical operations on a global basis. We also engage in promotional activities including organizing scientific symposia, publishing scientific papers, making presentations and exhibiting at scientific conferences and trade shows in North America, Europe and Japan.

CONTRACTUAL ARRANGEMENTS

         Most of our contracts with our clients are fixed priced contracts. Contracts may range from a few weeks to several years depending upon the nature of the work performed. In many cases of multi-year contracts, a portion of the contract fee is paid at the time the study or trial is started with the balance of the contract fee payable in installments over the study or trial duration. Sometimes the installments are tied to meeting performance milestones; for example, in clinical trials, installment payments may be related to investigator recruitment, patient enrollment or delivery of a report.

         We generally bill our clients upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis. In cases where our contracts are fixed price, we generally bear the cost of overruns, but we benefit if the costs are lower than we anticipated. Over the past five years the cost of overruns on our fixed price contracts have not had a material adverse impact on our results of operations. Where there are material changes in the scope of review or any study-specific assumptions, we typically negotiate appropriate amendments of the contract price.

         Most of our contracts may be terminated by the client with or without cause upon little or no notice. These contracts typically require payment to us of expenses to wind down and close out a study, payment to us of fees earned to date and payment to us for committed resources that cannot be reallocated to existing studies. Contracts may be terminated for various reasons, including our failure to discharge our obligations properly, the failure of a product to satisfy safety requirements, unexpected or undesired results of the product, inadequate patient enrollment or investigator recruitment, production problems resulting in shortages of the drug being tested, adverse patient reactions to the drug being tested, or clients' decisions to forego or terminate a particular study.

BACKLOG

         Our studies and projects are performed over varying times, from a short period of time to extended periods of time, which may be as long as several years. We maintain an order backlog to track anticipated revenue from projects that either have not started, but are anticipated to begin in the near future, or are in process and have not been completed. We only recognize a contract in backlog when it is evidenced by a signed contract or other written evidence of a firm commitment. Cancelled contracts are removed from backlog. Based upon the foregoing, our aggregate backlog at June 30, 2003 was approximately $224 million, compared to approximately $210 million at December 31, 2002.

         We believe our aggregate backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons, including the following. First, studies vary in duration. For instance, some studies that are included in 2002 backlog may be completed in 2003, while others may be completed in later years. Second, the scope of studies may change, which may either increase or decrease their value. Third, studies included in backlog may be subject to bonus or penalty payments. Fourth, studies may be terminated or delayed at any time by the client or regulatory authorities. Terminations or delays can result from a number of reasons. Delayed contracts remain in our backlog until a determination of whether to continue, modify or cancel the study has been made.

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COMPETITION

         The competitive landscape for our two core businesses varies. Nevertheless, both businesses primarily compete with in-house departments of pharmaceutical companies, other drug development services organizations, universities and teaching hospitals.

         We believe we are the third largest provider of pre-clinical safety evaluation services in the world, based on net service revenue. Our primary pre-clinical competitor on a global basis is Covance, although we also face competition from publicly traded companies such as Charles River Laboratories, Life Sciences Research and MDS Pharma, as well as from a number of privately-held companies. Certain of these competitors are also expanding their pre-clinical operations.

         The clinical development services market is highly fragmented, with participants ranging from hundreds of small, limited-service providers to a few full service drug development services organizations with global operations. Based on this, we believe that we compete with a number of publicly traded companies, primarily Quintiles, Pharmaceutical Product Development, Covance, MDS Pharma, Parexel, ICON and Kendle, as well as with a number of privately-held companies.

         In contrast to the pre-clinical drug development industry, the clinical drug development industry has few barriers to entry. Newer, smaller companies with specialty focuses, such as those aligned to a specific disease or therapeutic area, may compete aggressively against larger companies for clients.

         Increased competition might lead to price and other forms of competition that may adversely affect our operating results. Providers of outsourced drug development services compete on the basis of many factors, including the following:

     -   reputation for on-time quality performance;

     -   expertise, experience and stability;

     -   scope of service offerings;

     -   how well services are integrated;

     -   strength in various geographic markets;

     -   technological expertise and efficient drug development processes;

     - ability to acquire, process, analyze and report data in a time-saving, accurate manner; and

     - ability to manage large-scale clinical trials both domestically and internationally.

         We have traditionally competed effectively on the basis of the factors noted above, but we may not be able to continue to do so. If we fail to compete successfully, our business could be seriously harmed.

UNITED STATES AND FOREIGN GOVERNMENT REGULATION

         Our laboratory services are subject to various regulatory requirements designed to ensure the quality and integrity of the development processes. The industry standards for conducting pre-clinical laboratory testing are embodied in the GLP and Good Manufacturing Practice ("GMP") regulations. The standards of GLP and GMP are required by the FDA, the U.S. Environmental Protection Agency, the Department of Health in the United Kingdom, the Health Protection Branch of Health Canada, the Japanese Ministry of Health and Welfare, the European Agency for the Evaluation of Medicinal Products and similar regulatory authorities in other parts of the world. Such standards are also the subject of guidance endorsed by the Organisation for Economic Co-operation and Development. GLP and GMP stipulate requirements for facilities, equipment and professional staff. The regulations

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require standardized procedures for conducting studies, including procedures for recording and reporting data and for managing study materials and records. To help satisfy our compliance obligations, we have established quality assurance and quality control systems at our laboratories that monitor ongoing compliance with GLP and GMP regulations and the Clinical Laboratory Improvement Amendments, as applicable, by auditing development data and conducting inspections of development procedures. In addition, we have obtained FDA approval to conduct Stability and Lot Release Testing in compliance with GMP.

         The industry standards for the conduct of clinical research and development studies are embodied in the regulations for Good Clinical Practice ("GCP"). The FDA and other regulatory authorities require that results of clinical trials that are submitted to such authorities be based on studies conducted in accordance with GCP. These regulations require that we, among other things:

     - comply with specific requirements governing the selection of qualified investigators;

     -   obtain specific written commitments from the investigators;

     -   verify that appropriate patient informed consent is obtained;

     - ensure adverse drug reactions are medically evaluated and reported in a timely manner;

     -   monitor the validity and accuracy of data;

     -   verify drug or device accountability;

     - instruct investigators and studies staff to maintain records and reports; and

     - permit appropriate governmental authorities access to data for their review.

         We must also maintain reports for each study for specified periods for auditing by the study sponsor and by the FDA or similar regulatory authorities in other parts of the world. As with GLP, noncompliance with GCP can result in the disqualification of data collected and reports issued during the clinical trial. In addition, under certain clinical contracts, we have directly assumed certain obligations of the study sponsor under FDA regulations.

         Our standard operating procedures are written in accordance with regulations and guidelines appropriate to the region and the nation where they will be used. All clinical research is carried out in accordance with the International Conference on Harmonization -- Good Clinical Practice Guidelines and the requirements of the applicable country. Although the United States is a signatory to these guidelines, the FDA has not adopted all of the guidelines as statutory regulations, but has currently adopted them only as guidelines. From an international perspective, when applicable, we have implemented common standard operating procedures across regions to assure consistency whenever it is feasible and appropriate to do so.

         Our animal import facilities are subject to a variety of national, regional, and local laws and regulations, including the U.K. Home Office Code of Practice for the Housing and Care of Animals, the U.K. Animals (Scientific Procedures) Act of 1986, the Canadian Health of Animals Act and regulations promulgated under such act by the Canada Food Inspection Agency, the Japanese Basic Law on Food, Agriculture and Rural Areas and regulations promulgated under such law by the Japanese Ministry of Agriculture, Forestry and Fisheries. We also incorporate the U.S. Department of Agriculture Animal Welfare Regulation into our standard operating procedures. These regulations establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. Our animal import facilities maintain the certificates, licenses, detailed standard operating procedures and other documentation necessary to comply with applicable regulations for the humane treatment of the animals in our custody. In addition, our animal research facilities in Canada are accredited by the American Association for Accreditation of Laboratory Animal Care and maintain a Certification of Good Animal Practice with the Canadian Council on Animal Care.

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         Our pre-clinical laboratories are subject to licensing and regulation under national, regional and local laws relating to the surface and air transportation of laboratory specimens, the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials, and the safety and health of laboratory employees, including, but not limited to, the regulations of the U.K. Home Office, the Scottish Environmental Protection Agency, the International Air Transport Association, Environment Canada, the Canadian Nuclear Safety Commission, the Quebec Ministry of the Environment and Health and Social Services Quebec. Although we believe we are currently in compliance in all material respects with such national, regional and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

         To ensure that we comply with all scientific and medical regulatory matters to which we are subject, each division of our business has established an independent quality assurance group that is responsible for monitoring compliance and that reports directly to the relevant division president.

POTENTIAL PRODUCT LIABILITY AND INSURANCE

         We are liable to our clients for any failure to conduct their studies properly according to the agreed upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed upon procedures, we may have to repeat the study at our expense, reimburse the client for the cost of the study and pay additional damages.

         At our Phase I clinic in Edinburgh, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial.

         To reduce our potential liability, informed consent is sought from each volunteer and we obtain indemnity provisions in our contracts with clients. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.

         We maintain errors and omissions professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition and operating results could be materially and adversely affected.

INTELLECTUAL PROPERTY RIGHTS

         We have developed, and continually develop and update, certain computer software related methodologies intended to maximize the quality and effectiveness of our services. We believe such factors as the technical expertise, knowledge, ability and experience of our professionals are significantly more important to our performance than are any intellectual property rights developed by us.

EMPLOYEES

         At June 30, 2003, we had 2,514 employees, of whom 124 held a Ph.D. or M.D. degree, 20 held D.V.M. degrees and 172 held masters' degrees. Approximately 11% of these employees are located in the United States, 44% are located in Canada, 45% are located in Europe and less than 1% are located in other international locations. When we acquired PharmaResearch Corporation on July 29, 2003, it had approximately 380 employees, most of whom are based in the United States. We believe our relations with our employees are good.

         Our performance depends on our ability to attract and retain a qualified management, professional, scientific and technical staff. Competition from both our clients and competitors for skilled personnel is high. While we have not experienced any significant problems in attracting or retaining qualified staff to date, there can be no assurance we will be able to continue to attract and retain personnel in the future.

FACILITIES

         We own some of our facilities and lease others. We lease our corporate headquarters office space in Cary, North Carolina. Our pre-clinical operations are conducted from our 300,000 square foot facility located in Tranent, Scotland and our 323,000 square foot facility located in Montreal, Canada, both of which we own. Our clinical operations are conducted from our 180,000 square foot leased facility in Cary, North Carolina, our 20,700 square foot owned Phase I facility in Edinburgh, our smaller owned facility in Edinburgh, our pre-clinical facility in Tranent and our leased facilities in Maidenhead (England), Glasgow, Brussels, Milan, Paris, Tel Aviv, Warsaw, Madrid, Prague, and Munich.

         We believe the space we own and lease is adequate for our operations.

SUPPLIERS

         We purchase the animals used in our in vivo studies from a number of different suppliers. We do not have long-term contracts with any of these suppliers. However, we believe that we will continue to be able to meet our current supply needs and any increase in these needs resulting from the planned expansion of our pre-clinical operations.

LEGAL PROCEEDINGS

         From time to time we are subject to claims, suits and administrative proceedings arising in the ordinary course of business. We do not expect that any of the claims, suits or proceedings of which we have been notified will have a material adverse effect upon our operations or financial condition.

                              SELLING STOCKHOLDERS

         Up to 1,500,000 shares of our common stock are being offered by us and up to 10,500,000 shares are being offered by certain selling stockholders pursuant to this prospectus.

         The following table names each stockholder who may sell shares pursuant to this prospectus and presents information with respect to each such stockholder's beneficial ownership of our shares. We do not know which (if any) of the stockholders named below actually will offer to sell shares pursuant to this prospectus, or the number of shares that each of them will offer. The information presented below under the captions "Shares Being Sold" and "Percentage Beneficial Ownership After Offering" is hypothetical and is provided for illustrative purposes only. The actual number of shares, if any, to be offered by each named stockholder and the amount and percentage of common stock to be owned by each selling stockholder following any offering made pursuant to this prospectus will be disclosed in the prospectus supplement issued in respect of that offering.

        Due to the contractual limitations imposed under the registration rights agreement described below, until June 27, 2004, the selling stockholders named in this prospectus who are members of our management will be subject to significant limitations on the number of shares they will be able to sell pursuant to this prospectus.

         For the purpose of the presentation below, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 31, 2003 are treated as outstanding. These shares, however, are not treated as outstanding when computing the percentage ownership of any other person.

         Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. The percentage of shares beneficially owned has been calculated on the basis of the 36,515,102 shares of our common stock that were outstanding as of August 31, 2003.

                                                                                                                          Percentage
                                                                                    SHARES BENEFICIALlY OWNED             Beneficial
                                                                                      AS OF AUGUST 31, 2003                Ownership
                                                                                    -------------------------     Shares     After
                 NAME AND ADDRESS OF SELLING STOCKHOLDERS (1)                        NUMBER           PERCENT   Being Sold  Offering
------------------------------------------------------------------------           ----------         -------   ----------  --------
Candover Partners Limited**(2)..........................................           16,328,488         44.7%     8,609,204    21.1%
Candover Investments PLC**..............................................            1,959,425          5.4%     1,032,593     2.5%
Candover (Trustees) Limited**...........................................              217,688            *        115,170      *
Dalame Resources S.A.***................................................              163,543            *         86,623      *
Dr. Walter S. Nimmo(3)..................................................            1,718,019          4.7%       250,000     4.0%
D.J. Paul E. Cowan(4)...................................................              220,809            *         82,722      *
Michael F. Ankcorn(5)...................................................              248,545            *         37,282      *
Dr. Brian Bathgate(6)...................................................              231,456            *         34,718      *
Alastair S. McEwan(7)...................................................              263,245            *         39,487      *
Nicholas J. Thornton(8).................................................              283,245            *         42,486      *
Dr. Ian P. Sword(9).....................................................              734,210          2.0%       125,000     1.7%
Dr. John Urquhart(10)...................................................              101,456            *         44,715      *

---------------------------------------

*    Indicates less than 1.0%.

** The address of each of these entities is 20 Old Bailey, London EC4M 7LN, United Kingdom.

***  The address of this entity is 9 Castle Street, St. Hellier, Jersey JE4 2QP.

(1) Unless otherwise noted, the address for all persons listed is c/o Inveresk Research Group, Inc., 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513.

(2) Comprised of 16,328,488 shares of common stock held collectively by five limited partnerships that make up the Candover 1997 Fund of which Candover Partners Limited is general partner. Information for each of these five limited partnerships is as follows:

                                                                                   SHARES BENEFICIALLY OWNED AS OF
                                                                                          AUGUST 31, 2003
                                                                                   -------------------------------
                 NAME AND ADDRESS OF SELLING STOCKHOLDERS (1)                       NUMBER                 PERCENT
--------------------------------------------------------------------------         ---------               -------
Candover 1997 UK No. 1 Limited Partnership**..............................         6,374,631                17.5%
Candover 1997 UK No. 2 Limited Partnership**..............................         1,985,607                 5.4%
Candover 1997 US No. 1 Limited Partnership**..............................         5,292,588                14.5%
Candover 1997 US No. 2 Limited Partnership**..............................         1,780,894                 4.9%
Candover 1997 US No. 3 Limited Partnership**..............................           894,768                 2.5%

---------------------------------------

(3) Includes 112,153 shares of common stock issuable upon the exercise of stock options.

(4) Includes 220,809 shares of common stock issuable upon the exercise of stock options.

(5) Includes 248,545 shares of common stock issuable upon the exercise of stock options.

(6) Includes 40,793 shares of common stock issuable upon the exercise of stock options.

(7) Includes 97,582 shares of common stock issuable upon the exercise of stock options.

(8) Includes 11,738 shares of common stock issuable upon the exercise of stock options. The remainder of these shares are held of record by Rathbone Jersey Limited but are beneficially owned by Mr. Thornton.

(9) Includes 11,099 shares of common stock issuable upon the exercise of stock options.

(10) These shares are held of record by the Urquhart Family Trust U/D/T dated December 27, 1991 but are beneficially owned by Dr. Urquhart.

REGISTRATION RIGHTS AGREEMENT

     Shortly before our initial public offering in June 2002, we entered into a registration rights agreement with Candover Investments PLC, Candover (Trustees) Limited, certain investment funds indirectly controlled by Candover Investments PLC and certain other stockholders, including Ian P. Sword, Walter S. Nimmo, D.
J. Paul E. Cowan, Michael F. Ankcorn, Brian Bathgate, Dalame Resources S.A., Rathbone Jersey Limited (which holds all of the Inveresk shares owned by Nicholas J. Thornton) and Alastair S. McEwan. Under the registration rights agreement, subject to a number of conditions and limitations, those Candover entities may require us to file a registration statement under the Securities Act to register the sale of our shares of common stock held by them. We may be required to file up to five registration statements. The registration rights agreement also provides that all of our stockholders named in that agreement have "piggy-back" registration rights in connection with registered offerings of our shares that we, or the Candover entities, initiate. Under the agreement, we will be required to pay all registration expenses with the exception of fees and expenses of counsel to the stockholders named in the agreement and underwriters discounts and commissions. We and the stockholders named in the agreement are required to indemnify one another against certain liabilities in respect of an offering covered by the registration rights agreement.

     Under this registration rights agreement, each of Dr. Sword, Dr. Nimmo, Mr. Cowan, Mr. Ankcorn, Dr. Bathgate, Dalame Resources S.A., Rathbone Jersey Limited and Mr. McEwan have agreed to certain restrictions on sales of their shares of our common stock for a two-year period following consummation of our initial public offering. In particular, the agreement prohibits each of Dr. Sword, Dr. Nimmo, Mr. Cowan, Mr. Ankcorn, Dr. Bathgate, Rathbone Jersey Limited and Mr. McEwan from selling an amount of shares of our common stock during the two-year period following consummation of our initial public offering in excess of the greater of (i) 20% of the number of shares such stockholder beneficially owned at the time we consummated our initial public offer and (ii) the quotient of the aggregate number of shares of our common stock that the Candover entities have sold divided by the aggregate number of shares of our common stock the Candover entities beneficially owned at the time we consummated our initial public offering.

                              PLAN OF DISTRIBUTION

         We and/or any of the selling stockholders may sell the shares offered pursuant to this prospectus and any prospectus supplement to or through one or more underwriters or dealers or we and/or any of the selling stockholders may sell the shares to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the shares will be named in the applicable prospectus supplement. We and/or any of the selling stockholders may sell shares directly to investors on our own behalf and/or on behalf of any of the selling stockholders in those jurisdictions where we and/or any of the selling stockholders are authorized to do so.

         Underwriters may offer and sell the shares at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We and/or any of the selling stockholders also may, from time to time, authorize dealers or agents to offer and sell these shares upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these shares, underwriters may receive compensation from us and/or any of the selling stockholders in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the shares for whom they may act as agent. Underwriters may sell the shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

         Shares also may be sold pursuant to this prospectus in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and
(e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

         Any underwriting compensation paid by us and/or any of the selling stockholders to underwriters or agents in connection with any offering of shares, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the shares may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the shares may be deemed to be underwriting discounts and commissions.

         Underwriters, dealers and agents may be entitled, under agreements entered into with us and/or any of the selling stockholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any underwriters to purchase any of these shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the shares, if any are purchased.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, us, our affiliates and/or any of the selling stockholders in the ordinary course of business.

         In connection with any offering of shares pursuant to this prospectus, certain underwriters and selling group members or their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the shares. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Securities and Exchange Commission pursuant to which these persons may bid for or purchase shares for the purpose of stabilizing their market price.

         The underwriters in any offering of shares pursuant to this prospectus also may create a "short position" for their account by selling more shares in connection with the offering than they are committed to purchase from us and/or any of the selling stockholders. In that case, the underwriters could cover all or a portion of the short position by either purchasing shares in the open market following completion of the offering of those shares or by exercising any over-allotment option granted to them by us and/or any of the selling stockholders. In addition, the managing underwriter in any such offering may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Clifford Chance US LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from Inveresk Research Group, Inc.'s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statements of Financial Accounting Standards No. 142, Goodwill and other Intangibles), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


         The consolidated financial statements of PharmaResearch Corporation at and for the periods ended December 31, 2002, December 31, 2001 and December 31, 2000 incorporated herein by reference have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of Deloitte & Touche as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the shares of common stock that may be offered pursuant to this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement, including its exhibits for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit. In addition, we are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, the "Exchange Act", and in accordance therewith, we file periodic reports, proxy statements and other materials with the Securities and Exchange Commission. Copies of the registration statement, including the related exhibits, as well as the reports, proxy statements and other materials filed by us, are available for examination without charge at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's Midwest Regional Office at 175 West Jackson Boulevard, Suite 900, Chicago IL, 60604 or the Northeast Regional Office at 233 Broadway, New York, NY 10279 or on the website of the Securities and Exchange Commission at http://www.sec.gov. Copies of all or a portion of the registration statement and our other filings can be obtained from the Public Reference Room of the Securities and Exchange Commission upon payment of prescribed fees, and materials on the operation of the Public Reference Room may be obtained by calling the Commission at (800) SEC-0330. You can also obtain copies of our filings with the Securities and Exchange Commission, free of charge, through our website at www.inveresk.com.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means:

         -    incorporated documents are considered part of this prospectus;

         - we can disclose important information to you by referring you to those documents; and

         - information that we file with the Commission will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

         We filed the following documents with the Commission (File No. 000-49765) under the Exchange Act and incorporate them by reference into this prospectus:

         - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         - Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003;

         - Our Current Reports on Form 8-K filed with the Commission on July 31, 2003 (as amended by our Current Report on Form 8-K/A filed with the Commission on September 25, 2003), March 7, 2003,
              March 3, 2003, February 19, 2003 and February 18, 2003; and


         - The description of our common stock contained in our registration statement on Form S-1 (File No. 333-85356) as declared effective by the Commission on June 27, 2002 and incorporated by reference into Item 1 of our Form 8-A (File No. 000-49765) filed with the Commission on April 29, 2002 pursuant to Section 12(g) of the Exchange Act, including all amendments and reports filed for the purpose of updating such description.


         Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

         Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the Commission pursuant to Item 9 or Item 12 of Form 8-K.

         You can obtain any of our filings incorporated by reference into this prospectus from us or from the Commission on the Commission's website at the address listed above. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing or telephoning:

                                   Martha Boyd
                          Secretary and General Counsel
                              11000 Weston Parkway
                                    Suite 100
                                 Cary, NC 27513
                                 (919) 460-9005

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses to be borne by the registrant, other than underwriting discounts, in connection with the issuance and distribution of the common stock hereunder.

SEC registration fee............................................................          $    18,108
Accounting fees and expenses(1).................................................              150,000
Legal fees and expenses(1)......................................................              100,000
Printing costs(1)...............................................................              500,000
Miscellaneous(1)................................................................              231,892
                                                                                          -----------
  Total.........................................................................          $ 1,000,000


------------------------
(1)  Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

         Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation), or is or was serving at the corporation's request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe is or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

         Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

         Our certificate of incorporation and bylaws, each as incorporated herein by reference, provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under the DGCL. We also maintain director and officer liability insurance. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

         Any underwriting agreement we and/or our selling stockholders enter into pursuant to this prospectus or any prospectus supplement may provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

ITEM 16. EXHIBITS.


EXHIBIT NO.       DESCRIPTION
 1.1              Form of Underwriting Agreement.*

 4.1              Form of Stock Certificate.**

 5.1              Opinion of Clifford Chance US LLP.***

23.1              Consent of Deloitte & Touche LLP.

23.2              Consent of Ernst & Young LLP.

23.3              Consent of Clifford Chance US LLP (included in
                  Exhibit 5.1).***

24.1              Power of Attorney.***


*    To be filed under cover of Form 8-K.

** Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-83536).

***  Previously filed.

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes: to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement; that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 30, 2003.

                           INVERESK RESEARCH GROUP, INC.

                           By: /S/ Walter S. Nimmo
                               --------------------
                               Name:  Walter S. Nimmo
                               Title: President, Chief Executive Officer,
                                      and Director (Principal Executive Officer)



         NAME                                  TITLE                                   DATE
         ----                                  -----                                   ----
     /S/ Walter S. Nimmo
     -------------------
     Walter S. Nimmo             President, Chief Executive Officer and          October 30, 2003
                                 Director (Principal Executive Officer)

            *
     ----------------------
     D.J. Paul E. Cowan       Chief Financial Officer (Principal Financial       October 30, 2003
                              Officer and Principal Accounting Officer)

            *
     ------------------
     Roland W. Boyd                     Company Controller                       October 30, 2003

            *
     -----------------
     Ian P. Sword               Chairman of the Board of Directors               October 30, 2003

            *
     -----------------
     John Urquhart            Vice Chairman of the Board of Directors            October 30, 2003

            *
     ----------------------
     Vanessa C.L. Chang                      Director                            October 30, 2003

         NAME                                  TITLE                                   DATE
         ----                                  -----                                   ----
            *
   ---------------------
   John T. Henderson                         Director                            October 30, 2003

            *
   ------------------
   S. Louise McCrary                         Director                            October 30, 2003


* By:  /S/ Walter S. Nimmo                   Attorney-in-Fact                    October 30, 2003
       -------------------
       Walter S. Nimmo

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
 1.1              Form of Underwriting Agreement.*

 4.1              Form of Stock Certificate.**

 5.1              Opinion of Clifford Chance US LLP.***

23.1              Consent of Deloitte & Touche LLP.

23.2              Consent of Ernst & Young LLP.

23.3              Consent of Clifford Chance US LLP (included in
                  Exhibit 5.1).***

24.1              Power of Attorney.***


*      To be filed under Form 8-K.

** Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-83536).

***    Previously filed.